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SAN DIMAS PROPERTY

SAN DIMAS DISTRICT

DURANGO AND SINALOA STATES, MEXICO

TECHNICAL REPORT

for

SILVER WHEATON CORP.

Prepared by AMC Mining Consultants (Canada) Ltd
In accordance with the requirements of National
Instrument 43-101, “Standards of Disclosure for
Mineral Projects”, of the Canadian Securities
Administrators

Qualified Persons:

J M Shannon, P. Geo.
R Webster, M.AIG
H.A. Smith, P. Eng.
A Riles, M.AIG

AMC 711058

Effective Date 16 April 2012

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www.amcconsultants.com

SILVER WHEATON CORP.
San Dimas Technical Report

1	SUMMARY

This Technical Report on the San Dimas Property (the Property) in San Dimas District, Durango and Sinaloa, Mexico, has been prepared by AMC Mining Consultants (Canada) Ltd (AMC) of Vancouver, Canada on behalf of Silver Wheaton Corp. (Silver Wheaton) of Vancouver, Canada. It has been prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101), “Standards of Disclosure for Mineral Projects”, of the Canadian Securities Administrators (CSA) for lodgment on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR). It is a statement of Mineral Resources and Mineral Reserves as at 31 December 2011 and updates the earlier Technical Report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico”, for Silver Wheaton Corp. prepared by Velasquez Spring, P.Eng. and Gordon Watts P.Eng. of Watts Griffis and McQuat (WGM), dated 14 March 2011.

History, Location and Ownership

The Property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in 1883 when the San Luis Mining Company began working in the area and has continued under different owners to the present. In August 2010, Primero Mining Corp. (Primero), acquired the Property and is currently conducting underground mining and / or exploration in five different areas: West Block, Sinaloa Graben Block, Central Block, Tayoltita Block and Arana Block.

The Property is located on the borders of the Durango and Sinaloa states approximately 125 km north-east of Mazatlan, Sinaloa and 150 km west of the city of Durango, Durango. Access to the site is year round by air or road from the city of Durango and road access to Mazatlan is available, via a rough road, for about six months of the year. The Property is centered on latitude 24°06’N and longitude 105°56’W. The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m above mean sea level (amsl) on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

The main infrastructure of the San Dimas district consists of; roads, townsite, airport, crushing and processing facilities of the Tayoltita mill, old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mines.

The Property is subject to a full closure plan and reclamation of the site upon cessation of operations. Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old tailings facilities (Contrestacas). Most of the San Antonio mill equipment has been sold and removed. Removal of all remaining metal and scrap is in progress and then reclamation of the site will be implemented. Completion of all work will be by mid 2014.

The Property consists of 66 contiguous concessions (claims) covering 24,966 hectares, and these have expiry dates ranging from 2019 to 2060. There are no royalties payable to any entity; current Mexican legislation does not require government royalty payments. Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations.

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SILVER WHEATON CORP.
San Dimas Technical Report

Primero owns 100% of the Property through its subsidiary Primero Empresa Minera, S.A. de C.V. as per a definitive asset purchase agreement with subsidiaries of Goldcorp Inc.

Geology and Mineralization

Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG) separated by an erosional and depositional unconformity.

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district; however within most of the district it is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures, except in the southern part of Tayoltita where they strike mainly northeast, and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas Mine is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, the various mine owners, over the years, have been able to infer the dip of the Favourable Zone and, with considerable success explore and predict the Favourable Zone in untested areas.

Exploration and Data Management

Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the long drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive.

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San Dimas Technical Report

While drilling is now the current method of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources. These samples are taken from all faces in vein development. Since January 2012, 15% of all channel samples have been sent to an outside laboratory for reasons discussed below. Diamond drilling is carried out principally by in house crews, and while collared HQ or NQ size, the veins are generally cored BQ size. Drill metreage completed in 2011 totalled 56,000 m. This was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block, and between the Central Block (Robertita) and the Arana Hanging Wall, east of the Tayoltita mine. Underground radial fans are drilled with the holes approximately averaging 250 m in length, and intersection angles are generally more than 75% of the intersected widths. Bulk density measurements have been systematically taken on core since October 2011, and preliminary results indicate a figure within 5% of that historically used.

The majority of the data utilized in the resource estimation has been generated in Primero’s Tayoltita Mine Laboratory, (TAY Lab), with some samples having been assayed at the San Antonio laboratory, which was decommissioned in 2004. Both laboratories have been owned and operated by the mine, and have not been accredited at any time. The laboratory was audited in early 2012, and the outcome of the audit states that the laboratory and the quality of the data produced is not up to industry standards and the assays are of poor quality. For this reason since October 2011 all drill core has been sent off site to the independent laboratory of SGS in Durango for preparation and assay. TAY Lab utilizes old equipment, and Primero is looking into replacing this and introducing industry standard practices. Also of great importance will be for the geology group to institute a QA/QC program which runs control charts and implements corrective action in a timely manner.

A number of items were reviewed as follows: the mill reconciliation on a daily basis over a month, model depletion compared to production, and annual production comparison over a three year period. Checks have shown that there is not a gross over-estimation of the grade and reconciliation is generally good. Therefore, AMC recommended using the sample database for the current resource and reserve estimates but, due to uncertainty in the data quality, not classifying any of the resource as a Measured Mineral Resource.

Mineral Resources and Mineral Reserves

Primero, and its predecessors have estimated all resources and reserves by polygonal methods, which were then listed into what will be called, for this report, a resource database. Many of these entries had not been critically reviewed for some time and were not easily manipulated or tracked for planning and mining purposes. It was decided by Primero in late 2011, that it would consider the use of a block modelling approach for the main producing veins. These 15 veins located in the Central Block and Sinaloa Graben, were removed from the 2010 resource / reserve database for block modeling, which was carried out by AMC. This resulted in a total of 238 entries remaining in the database. These remaining entries, comprising polygonal estimates, and broad extrapolations, were initially reviewed by Primero and sorted by data support. They were then reviewed by AMC and Primero jointly and now make up a portion of the Inferred Resources. The December 2011 Mineral Resources estimated by method are shown in Table 1.

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San Dimas Technical Report

Table 1	Mineral Resources as at 31 December 2011

Classification	Comment	Tonnes (mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Indicated	Block Modelled	2.877	6.2	390	577	36,470

Inferred	Block Modelled	2.017	4.9	330	315	21,170
	Polygonal	3.816	3.2	320	388	39,600
	Total Inferred	5.833	3.8	320	704	60,770
Notes to the Table above:
1.	Mineral Resources stated as at 31 December 2011.
2.	Mineral Resources stated according to CIM guidelines.
3.	Mineral Resources include Mineral Reserves.
4.	A 2g/t AuEq cutoff grade is applied where AuEq is calculated at a gold price of US$1,400 per troy ounce and a silver price of US$25 per troy ounce.
5.	A constant bulk density of 2.7 tonnes/m3 has been used.

AMC assisted Primero in its review of the most appropriate estimation method applicable at San Dimas for the producing veins. AMC then completed an independent Mineral Resource estimate for the veins that make up the current Mineral Resources and Mineral Reserves based on vein wireframes built by Primero site geologists under AMC’s initial guidance. In addition Primero provided an Access data base containing the sample data, and wireframe outlines of the mined areas and of the development. The vein wireframes were modelled along the vein contacts, and were defined by structural geology, quartz veining, mineral alteration and channel samples.

Modelling of each of the 15 veins was carried out using a 2D accumulation method. This resulted in 15 separate vein models which had a parent block size of 10 m x 10 m x vein thickness m. For the purpose of this resource modelling and estimation, the channels and drillholes are treated in the same manner. A total 24,209 drillholes or channel samples with 105,446 samples assayed for gold and silver were located within the veins. Statistics and variogram analysis were performed. Based on log probability plots of the composited gold and silver for each of the veins no capping was used on the data for the resource estimation. Ordinary kriging was used for interpolation.

AMC used a constant bulk density of 2.7 t/m3 for the estimation of the tonnes for all veins. This figure has been used in previous statements and in the absence of any systematic and representative data, AMC supports this bulk density figure at this time.

The resource classification was either Indicated or Inferred based on proximity to data. The Indicated Mineral Resource was generally located within approximately 15 m from the levels containing face samples. The Inferred Resource was located between the Indicated Resource and approximately 30 m from the levels containing face samples. The total Mineral Resource for these veins has been reported above a 2 g/t AuEq cut-off (where AuEq = Au (g/t) + (Ag (g/t) x 25/1,400), where 25 and 1,400 represent the chosen silver and gold prices in US$. The breakdown for the Indicated and Inferred Mineral Resources by vein is shown in Table 1 under “Block Modelled”. Note that there is no Measured Mineral Resource, hence no Proven Mineral Reserve, for reasons of data reliability mentioned above.

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San Dimas Technical Report

The 238 entries that were left in the database after the producing veins were removed were then reviewed by AMC and Primero jointly. These now make up that portion of the Inferred Mineral Resources which are shown in Table 1 as being “Polygonal”. These polygons are based on data from development and production and are sometimes described around a single hole within the Favourable Zone. As part of the review, some of these, as well as potential mineralization that has been estimated from geological and grade modelling, have been identified as exploration targets totalling 6 to10 million tonnes at grade ranges of 3 to 5 g/t of gold and 200 to 400 g/t of silver, which are yet to be explored. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

To convert Mineral Resources to Mineral Reserves, mining cut-off grades are employed, mining dilution is added and mining recovery factors are applied on an individual vein mining block basis. Only Indicated Mineral Resources have been used for Mineral Reserves estimation. AMC has assumed that the current drill-jumbo and jackleg cut and fill mining methods would continue to be practised at San Dimas, with respective minimum mining widths of 3.0 m and 1.0 m. On a general basis, vein widths up to 2.2 m have been assumed to be mined by jackleg, and those over 2.2 m by jumbo. For both jackleg and jumbo mining, unplanned dilution of 0.2 m on each side of the planned mining width and 0.2 m of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 58%. For the Indicated material in the 15 veins upon which the reserve estimate is based, the respective mined tonnes from jumbo and jackleg mining are estimated at 45% and 55% respectively. Other than for sill mining, average recovery throughout each mining block, for both jumbo-drill and jackleg mining, has been assumed to be 95%.

A total site operating cost of just over $95/t and selling costs of $3.25/t have been assumed for the cut-off grade calculation. These costs are in line with actual 2011 results and the mine budget for 2012. This results in a Mine Cut-off Grade of 2.52 g/t AuEq based on all mine operating and selling costs, (see footnote to Table 2). For Marginal 1-Type Ore, where all development to a given mining area is in place, a Mining Block Cut-off Grade of 2.14 g/t AuEq has been used. Marginal 2-Type Ore is where a decision has to be made on whether ore broken should go to the mill as ore or be categorized as waste, and a Cut-off Grade of 0.75 g/t AuEq has been employed. These marginal categories represent 6% tonnes and 1% ounces and 8% tonnes and 1% ounces respectively.

The San Dimas Mineral Reserves have been estimated as per Table 2.

Table 2	Mineral Reserves as at 31 December 2011

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Probable	3.514	4.5	280	505	31,800
Notes to Reserve Statement:
1.

Cutoff grade of 2.52g/t AuEq based on total operating cost of US$98.25/t. Metal prices assumed are Au - US$1,250 per troy ounce and Ag - US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13 pesos/US$1.00.

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San Dimas Technical Report

Reserve tonnes are 22% higher than Resource tonnes, and Reserve grades of Au and Ag are 28% to 29% lower than Resource grades, largely due to mining dilution. As a simple sensitivity exercise, prices of US$1700/oz for Au and US$30 for Ag were applied to the final reserve estimate, giving a total of 3.8 M tonnes at 4.2 g/t Au and 270 g/t Ag for 514,000 oz Au and 32 M oz Ag.

Mining

The San Dimas Mine operation includes five underground gold and silver mining areas: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, and the Tayoltita and Arana Blocks (Santa Rita Mine). Typical mining of the vein systems is by mechanized cut-and-fill, using drill jumbos or jacklegs and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system through the steep, mountainous terrain. Vein thickness varies from 0.1 m up to 8 m with the average around 1.5 m. Some veins have a strike length of more than 1,500 m. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

The Central Block, inclusive of the West Block, is scheduled to provide the majority of mine production during 2012. Production in 2011 was 79,564 ounces of gold and 4.6 million ounces of silver, while that for 2010 was 85,429 ounces of gold and 4.5 million ounces of silver.

Ground conditions throughout most of the San Dimas operations are good. The need for installation of ground support is assessed on an on-going basis as development and stoping progresses. In flatter-dip vein areas where the stopes tend to be wider, rock bolts and screen may be installed and low-grade pillars left for support.

The basis for ore haulage at San Dimas is LHD equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

The workforce at San Dimas is made up of company personnel (staff and unionized) and contractor personnel. There are approximately 75 contract miners currently on site.

The San Dimas underground development plan for 2012 envisages a similar development rate and number of metres of advance as achieved in 2011, namely about 79 m/day. The mine production plan for 2012 has a target of 714,000 tonnes at a grade of 3.74 g/t Au and 225 g/t Ag.

Processing and Infrastructure

The San Dimas district now has one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita Mill has a conventional process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of the gold and silver.

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San Dimas Technical Report

The Mill presently employs two-stage crushing and two ball mills (12' x 14') that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant (CCD) circuit with the gold and silver recovered from solution in a zinc precipitation circuit.

Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars (average 98% pure).

The Mill has undergone a series of plant expansions over its operating life which has resulted in two small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 2,350 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is operating at 2,100 tpd.

Access to the San Dimas area by road is from the city of Durango with the trip taking approximately 10 hours. Travel for personnel from either Mazatlan or Durango to Tayoltita by air requires an approximate half hour flight. The main infrastructure of the San Dimas district consists of; roads, townsite, airport, crushing and processing facilities of the Tayoltita mill, old San Antonio mill and the Tayoltita/Cupias and San Antonio tailings facilities. Tayoltita is the most important population centre in the region. Including mining personnel, the population is approximately 5,000 inhabitants. Population outside of this centre is sparse.

Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). Primero operates hydro-electric and back-up diesel generators, which are interconnected with the FPCSS. Primero´s hydro-electrical power provides about 75% of the total requirement of San Dimas Mine during nine months of the year.

Water for the operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Pumping systems to transport high density tailings (53% solids) slurry to a box canyon nearly 2 km distant and with 125 m elevation gain rely on a Putzmeister piston pump with three Geho piston diaphragm pumps as back-up. The Geho’s will be replaced with a second Putzmeister pump before the end of 2012. Tailings transport includes a river crossing where the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area. Tailings are filtered at the dam site by way of three belt filters and conveyed and placed in a dry-stacked mode. The third filter also provides redundancy in the event that any one of the filters is not operating.

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Environmental

In anticipation of environmental requirements in Mexico becoming more aligned with world standards and, therefore, to bring the tailings facilities into compliance with international guidelines, a number of improvements have been made since 2002. These related to the stability of the dams and to the management of the tailings and since 2011, the tailings containment sites are 100% operational and now comply with the international regulations. The work on the San Antonio tailings is essentially complete.

In January 2012, tailings containing 5 ppm cyanide was spilled into the Piaxtla River, impacting a total length of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. Primero notified Mexican governmental authorities of the accident. As a result of this spill, corrective actions have been taken, and the local authorities considered the incident as localized and under control.

The main environmental permit is the Licencia Ambiental Unica (LAU) under which the mine operates its “industrial facilities”. Other significant permits are those related to water, one for water supply rights, and another for water discharge rights. There is a waste pad project ongoing for which both the environmental impact study (Manifesto de Impacto Ambiental – MIA) and the technical justification study (Estudio Tecnico Justifcative – EJT) have been presented to Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT), the Mexican environmental protection agency. In addition, permits have been requested from the Commission National de Agua (CNA) regarding the Piaxtla River diversion.

Primero has an active and continuous corporate social responsibility (“CSR”) program focused on health and safety, positive community relations and protection of the environment. This includes campaigns to increase environmental awareness. Primero carried out various aquatic life studies in the Piaxtla River to identify fish species and macro invertebrates and assess their habitats, and to test water quality at four monitoring stations, both upstream and downstream from the mine. Primero also carried out an atmospheric study in collaboration with a third-party environmental consulting company. Results of the study confirmed that particle emissions generated by various functions (for example, the plant, the crushing facility and the smelting furnace) were all below regulatory limits established by SEMARNAT and that air quality at San Dimas was at acceptable levels.

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San Dimas Technical Report

Project Metrics

Table 3	Key Project Metrics

Key Metric	Unit / Explanation	Value / Comment
Diamond Drilling in 2011	m	56,000
Resources at end 2011	Indicated	2.9 Mt @ 6.2 g/t Au, 390 g/t Ag
	Inferred	5.8 Mt @ 3.8 g/t Au, 320 g/t Ag
Reserves at end 2011	Probable	3.5 Mt @ 4.5 g/t Au, 280 g/t Ag
Mining Method		Cut and fill
Minimum Mining Width	m	1 m jackleg, 3 m jumbo
Process Plant		Crushing and single stage ball milling
		Cyanidation and zinc precipitation
Nominal throughput	tpd	2,100
2011 Production:
Tonnes milled	Tonnes	662,612
Gold grade	g/t	3.86
Silver grade	g/t	226
Gold recovery	%	97%
Silver recovery	%	94%
Recovered Gold Oz	Oz	79,564
Recovered Silver Oz	Oz	4,602,844

Capital and Operating Costs

A five year capital expenditure budget for San Dimas was reviewed by AMC. It included some capital in later years for a projected expansion. In Table 4 the budgeted capital for 2012 is shown.

Table 4	Capital Costs Budget for 2012

Capital Projects Budget for 2012	US $ M
Tailings management (Putzmeister pump)	1.800
Power supply (Las Truchas and power line)	1.070
Waste pad	0.400
Fire suppression system	0.850
Sustaining Capital (Mine / mobile equipment)	5.838
35,810 metres Delineation Drilling	3.581
29,880 metres Exploration Drilling	3.884
3,041 metres Exploration drifting	3.999
4,994 metres Infrastructure	8.552
Grand Total	29.974

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Operating costs for 2012 by main expense centres were reviewed by AMC in the San Dimas budget document, and are considered by AMC as being reasonable. This is summarized in unit cost terms by cost centre in Table 5.

Table 5	Unit Operating Costs Budget for 2012

Cost Centre	US$/tonne processed
Mining	57.84
Processing	22.84
San Dimas Admin cost	14.58
Refining cost	3.25
Total cost	98.51

Conclusion and Recommendations

The Primero operation at San Dimas is mature and mining has being conducted in the area for many years. However, the current operation is focused on relatively new areas in the Central Block and Sinaloa Graben, and is a modern operation. Certain deficiencies in the resource estimation, as it affected the planning and meeting of targets, have been addressed, and this has contributed towards having a new mine plan in place.

Primero is currently addressing an issue in regard to the assay laboratory on site which was a recommendation of a laboratory audit carried out by Smee and Associates, and currently all drill core and 10% of channel samples are being sent off site for preparation and assay.

AMC assisted in the resource estimation process, focusing on 15 veins that form the basis for the reserves and mine plan. Two main producing veins, the Roberta and Robertita, provide approximately 50% of the mill feed.

Although there has been no metallurgical testwork done on future ore sources, those targeted in the current five year plan are of the same low sulphidation epithermal style as ore being mined currently, and plant operating performance is stable and consistent. AMC believes that, based on current performance, the recovery projections of 97% Au and 94% Ag for the budget and plan, are reasonable.

Unit operating costs budgeted for 2012 total $98.5 /t, including $57.8 /t mining and $22.8 /t processing. AMC notes that these costs are in-line with those for 2011 and also considers that their magnitude reflects the complexity of mining multiple veins in various mining areas, the processing flowsheet, and the nature of the G & A costs.

There is significant exploration potential at San Dimas in addition to the stated Mineral Resources and Reserves. There is a plan in place to systematically explore the district.

AMC recommends the following:

The block modelling approach should be applied to Inferred Resources and new vein discoveries as data and knowledge is gained.

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On the veins modelled, the next update should ensure all of the face sample data is available, and used. Samples belonging to obvious splays off the main vein should not be included in the wireframing of the veins. The wireframing of the veins should ensure a consistent width away from the areas of development and sampling.

Additional drilling is required to more accurately define the location and grade of the veins above and below the areas of development.

Bulk density measurements are now being taken on core. This activity should be reviewed and analyzed to give good underpinning data for the next resource estimate.

Core recovery is measured but not analysed, and as the vein intersections can have mixed recovery, this analysis should be carried out.

A number of recommendations were made in the Smee report in regard to management and upgrading or replacing the TAY Lab. AMC understands that there are plans to implement these recommendations with a degree of urgency, and costings are currently being carried out.

It is recommended that both the TAY Lab and the Primero Geology group adopt the use of certified standards for silver as well as for gold. Standard control plots for both metals must be produced for ongoing tracking, and monthly QA/QC reports compiled and analysed. Most importantly, corrective action must be taken quickly when non-compliance to control limits is identified. This item could have a capital cost of around $1 M, though it is not yet clear how it will be implemented, and the cost implications could be part operating cost, part capital.

The revised resource and reserve estimation methodology should be adapted, as appropriate, and fully incorporated into the mine planning process. Particular focus should be placed on scheduling of development and fill activities as they will be critical to achieving increased production targets.

Implementation of a dilution control program is recommended, with key aspects being mining width, geology control, and drill and blast practices.

AMC advises that flexibility of decision making be maintained when determining use of jumbo or jackleg mining relative to a particular stoping situation (vein width, variability, position in cut sequence, ground conditions, etc.).

Numbers and types of equipment should be examined relative to operating location and changing production demands.

Investigation of supplementary mining methods such as longhole benching is recommended. Such an investigation, including scheduling and cost-benefit analysis, may cost of the order of $100,000.

AMC acknowledges that the level of operating costs is a reflection of several factors, including the number and widespread nature of the mining operations, but recommends that a critical examination of those costs be undertaken to identify potential opportunities for improvement.

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AMC recommends that testwork currently planned to confirm the grinding and leaching characteristics of the Sinaloa Graben block be pursued as the main processing priority. Testwork should also be conducted on ore sources of elevated copper content such as Santa Lucia. This is a very minor component of short-term production, but still a significant contributor to long-term reserves.

The only environmental issue that AMC is aware of is a recent spill from the tailings line of low concentration cyanide levels. Preliminary assessments suggest the impact is localised. Immediate rectification measures to prevent a repetition have been implemented although AMC recommends that the design modifications towards a permanent solution continue to be vigorously pursued.

Most of the recommendations may be implemented as part of the operating budget, except for the laboratory upgrade and investigation of supplementary mining methods. These items have a cost estimate of around $1.1 M. In the case of the laboratory upgrade, it is not yet clear how this will be implemented, and the cost implications could be part operating cost, part capital.

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San Dimas Technical Report

CONTENTS

1	SUMMARY		i
2	INTRODUCTION		1
	2.1	General and Terms of Reference	1
	2.2	The Issuer	1
	2.3	Report Authors	1
3	RELIANCE ON OTHER EXPERTS		4
4	PROPERTY DESCRIPTION AND LOCATION		5
	4.1	Property Location	5
	4.2	Property Description and Ownership	5
	4.3	Land Tenure	6
	4.4	Surface Rights and Permits	8
	4.5	Existing Environmental Liabilities	8
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		10
	5.1	Accessibility	10
	5.2	Climate	10
	5.3	Local Resources and Infrastructure	10
	5.4	Physiography and Vegetation	12
6	HISTORY		13
	6.1	Ownership	13
	6.2	Exploration Work	14
	6.3	Historical Estimates	14
	6.4	Production	15
7	GEOLOGICAL SETTING AND MINERALIZATION		16
	7.1	Regional Geology	16
	7.2	Local and Property Geology	17
	7.3	Mineralization	19
8	DEPOSIT TYPES		22
	8.1	General	22
	8.2	San Dimas	22
9	EXPLORATION		23
	9.1	Introduction	23
	9.2	Channel Sampling	23
10	DRILLING		27
	10.1	Introduction	27
	10.2	Exploration Drilling in 2011-12	28
		10.2.1 Central Block	28
		10.2.2 Sinaloa Graben	28
		10.2.3 Arana Hanging Wall	29
	10.3	Sampling	29
	10.4	Bulk Density	31
11	SAMPLE PREPARATION, ANALYSES AND SECURITY		33
	11.1	Introduction	33

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	11.2	Sample Handling and Preparation	33
	11.3	Sample Analysis	33
	11.4	Data Security	34
	11.5	Laboratory Audit	34
	11.6	Assay QA/QC	34
12	DATA VERIFICATION		36
	12.1	Introduction	36
	12.2	Data Transfer	36
		12.2.1 Assay Integrity	36
		12.2.2 Data Flow	36
	12.3	Mill Reconciliation	37
	12.4	Model Depletion	38
	12.5	Production Comparison	39
	12.6	Exploration Data	40
	12.7	Conclusion	40
13	MINERAL PROCESSING AND METALLURGICAL TESTING		42
14	MINERAL RESOURCE ESTIMATES		43
	14.1	Background	43
	14.2	Block Model Estimates	43
		14.2.1Introduction	43
		14.2.2Data Used	45
		14.2.3Vein Modelling Method	46
		14.2.4Samples	47
		14.2.5Bulk Density	48
		14.2.6Statistics and Compositing	48
		14.2.7Block Modelling	52
		14.2.8Resource Classification of Block Models	53
		14.2.9Results of Block Model Estimation	54
	14.3	Polygonal Estimates	56
		14.3.1History of Polygonal Estimates	56
		14.3.2AMC Review	57
		14.3.3Calculation of Tonnage	57
		14.3.4Results of Review of Polygons	58
	14.4	Mineral Resource Estimate	59
	14.5	Exploration Potential	59
15	MINERAL RESERVE ESTIMATES		60
	15.1	Introduction	60
	15.2	Methodology	60
	15.3	Mining Cut-off Grade	60
	15.4	Dilution and Mining Recovery Factors	61
		15.4.1 Dilution	61
		15.4.2 Mining Recovery Factors	62
	15.5	Mineral Reserves	63
		15.5.1 Mineral Reserves Statement	63
		15.5.2 Reserves Breakdown by Vein	63
		15.5.3 Conversion of Indicated Resources to Reserves	64
		15.5.4 Reserve Sensitivity	66
		15.5.5 Comparison 2010 and 2011 Reserves	66

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16	MINING METHODS		67
	16.1	General Description	67
	16.2	Historical Mines Production & Costs	68
		16.2.1 Production	68
		16.2.2 Operating Costs	69
	16.3	Mining Methods & Mine Design	70
		16.3.1 Geotechnical and Hydrogeological Considerations	70
		16.3.2 Development and Access	71
		16.3.3 Mining Methods & Stope Design	73
		16.3.4 Ore & Waste Haulage	74
		16.3.5 Equipment and Manpower	75
		16.3.6 Ventilation	76
		16.3.7 Backfill	76
		16.3.8 Dewatering	76
		16.3.9 Water Supply	77
		16.3.10 Power Supply	77
		16.3.11 Compressed Air	77
		16.3.12 Explosives	77
		16.3.13 Safety	77
	16.4	Production & Scheduling	77
		16.4.1 Development Schedule	77
		16.4.2 Production Schedule	77
	16.5	Mining Recommendations	78
17	RECOVERY METHODS		79
	17.1	Introduction	79
	17.2	Tayoltita Mill Description	79
18	PROJECT INFRASTRUCTURE		81
	18.1	Road Access	81
	18.2	Local Infrastructure	81
	18.3	Power and Communications	81
	18.4	Water Supply	81
	18.5	Tailings Dams	81
		18.5.1 Introduction	81
		18.5.2 Tayoltita Tailings	82
		18.5.3 San Antonio Tailings	83
19	MARKET STUDIES AND CONTRACTS		85
	19.1	Dore	85
	19.2	Silver Streaming Contract	85
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT		87
	20.1	General Issues	87
	20.2	Tailings and Waste Disposal	88
	20.3	Permitting	88
	20.4	Community Relations	88
	20.5	Mine Closure	89
21	CAPITAL AND OPERATING COSTS		90

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	21.1	Capital Costs	90
	21.2	Operating Costs	90
22	ECONOMIC ANALYSIS		92
23	ADJACENT PROPERTIES		93
24	OTHER RELEVANT DATA AND INFORMATION		94
	24.1	Exploration Strategy for 2012	94
25	INTERPRETATION AND CONCLUSIONS		96
26	RECOMMENDATIONS		98
	26.1	Geology and Modelling	98
	26.2	Laboratory	98
	26.3	Mining	98
	26.4	Other	98
27	REFERENCES		99
28	CERTIFICATES		101

TABLES

Table 4.1	List of Concessions for the San Dimas Property	7
Table 6.1	Summary History of San Dimas Property	13
Table 6.2	Summary of 2009 Mineral Resources and Mineral Reserves	14
Table 6.3	San Dimas Production for 2003 to 2011	15
Table 10.1	Drilling Metres over Time	27
Table 10.2	Drilling Progress in 2011	28
Table 10.3	Intersections showing Intersected and True Widths	31
Table 11.1	QA/QC Reports Provided to AMC	35
Table 12.1	Comparison between the Different Laboratories	38
Table 12.2	Comparison of 2009 Roberta Vein Production to 2012 Block Model	39
Table 12.3	Annual production – Mine to Mill	39
Table 12.4	Comparison of TAY Lab and SGS Drillhole Assays	40
Table 14.1	Summary of Mineral Resources as at 31 December2011	43
Table 14.2	Vein Names and Details	45
Table 14.3	Sample Data Available by Vein	48
Table 14.4	Statistics of Raw Sample Data – Gold	49
Table 14.5	Statistics of Raw Sample Data – Silver	49
Table 14.6	Statistics of Composite Sample Data – Gold	50
Table 14.7	Statistics of Composite Sample Data – Silver	50
Table 14.8	Statistics of Composite Sample Data – Thickness	51
Table 14.9	Variogram Parametres	52
Table 14.10	Search Parametres	53
Table 14.11	Block Model Estimates by Vein	55
Table 14.12	Polygonal Inferred Mineral Resource Estimates by Block	58
Table 14.13	Summary of Estimated Mineral Resources as at 31 December 2011	59
Table 15.1	Cut-off Grade Calculation Parameters	61
Table 15.2	Mineral Reserves	63
Table 15.3	Reserves Breakdown by Vein	64
Table 15.4	Resource and Reserve Comparison by Vein	64
Table 15.5	Comparison of 2010 and 2011 Reserves	66

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Table 16.1	San Dimas Production 2010 and 2011	69
Table 16.2	2011 Production by Vein and Area	69
Table 16.3	2011 Cost Breakdown by Operating Function	70
Table 16.4	San Dimas Personnel at January 2012	75
Table 16.5	Equipment Summary	76
Table 16.6	San Dimas 2012 Production Schedule Summary	78
Table 17.1	Summary of Production over Three Year Period	79
Table 21.1	San Dimas 2012 Capital Expenditure Budget	90
Table 21.2	San Dimas Operating Cost Summary	91
Table 21.3	Unit Cost by Cost Centre	91
FIGURES

Figure 2.1	Persons who Prepared or Contributed to this Technical Report	2
Figure 4.1	Location of San Dimas Property	5
Figure 4.2	Map of the Property showing Concession Outline	6
Figure 5.1	View of Tayoltita and San Dimas	11
Figure 5.2	Infrastructure of San Dimas	12
Figure 7.1	Regional Geology Map	16
Figure 7.2	Structural Map of San Dimas District	18
Figure 7.3	Geological Section across the San Dimas District	19
Figure 7.4	Example of Vein with Favourable Zone	20
Figure 7.5	Paragenetic Chart	21
Figure 8.1	Example of the Favourable Zone	22
Figure 9.1	Channel Sampling High Grade Face	24
Figure 9.2	Channel Sampling Low Grade Face	25
Figure 9.3	Plan of Channel Samples	26
Figure 10.1	Onram Drill Working Underground	27
Figure 10.2	Level Plan Showing Drilling	29
Figure 10.3	Section on Line 5 of Level Plan	30
Figure 10.4	Section on Line 6 of Level Plan	30
Figure 14.1	Plan View of Modelled Veins	44
Figure 14.2	Plan View of Roberta Vein	46
Figure 14.3	3D long Section of the Roberta Vein	46
Figure 14.4	Typical Long Section showing Classification	54
Figure 14.5	Example of Polygons on a Schematic Long Section	58
Figure 15.1	Dilution Schematic – Jumbo Mining	62
Figure 15.2	Dilution Schematic – Jackleg Mining	62
Figure 15.3	Long-Section Schematic - Mining Recovery Factors	63
Figure 16.1	San Dimas Mining Areas	68
Figure 16.2	Back Support in Wider Stoping Area	71
Figure 16.3	Marina 1 Vein Access Development	72
Figure 16.4	Composite Plan Schematic - Ramp and Stope Access	72
Figure 16.5	Isometric View of Vein Access from a Ramp	73
Figure 16.6	Cut and Fill Long Section Schematic	73
Figure 16.7	Stope Cut	74
Figure 17.1	Tayoltita Simplified Flowsheet	80
Figure 24.1	Cross Section Showing Exploration Targets	94

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2	INTRODUCTION

2.1	General and Terms of Reference

This Technical Report on the San Dimas Property (the Property) in San Dimas District, Durango and Sinaloa, Mexico, has been prepared by AMC Mining Consultants (Canada) Ltd (AMC) of Vancouver, Canada on behalf of Silver Wheaton Corp. (Silver Wheaton) of Vancouver, Canada. It has been prepared in accordance with the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), of the Canadian Securities Administrators (CSA) for lodgment on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR).

This report is a statement of Mineral Resources and Mineral Reserves as at the 31 December 2011 and updates the earlier Technical Report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico”, for Silver Wheaton Corp.” prepared by Velasquez Spring, P.Eng. and Gordon Watts P.Eng. of Watts Griffis and McQuat (WGM), dated 14 March 2011.

2.2	The Issuer

Silver Wheaton Corp. is a Canadian based mining company, and has silver stream agreements covering operating mines and development stage projects around the world. Silver Wheaton Corp. is the parent company of Silver Wheaton (Caymans) Ltd., which has a silver stream on the San Dimas Mine owned and operated by Primero Mining Corp. (Primero).

Primero is a Canadian-based precious metals producer with operations in Mexico. It is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property, the San Dimas Mine, located in Mexico’s San Dimas District, on the border of Durango and Sinaloa states, and one exploration property, Ventanas, located in Durango state, Mexico.

2.3	Report Authors

The names and details of persons who prepared, or on whom the Qualified Persons have relied in the preparation of this Technical Report, are listed in Table 2.1. The Qualified Persons meet the requirements of independence as defined in NI 43-101.

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Figure 2.1	Persons who Prepared or Contributed to this Technical Report

Qualified Persons Responsible for the Preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Primero	Date of Last Site Visit	Professional Designation	Sections of Report
Mr R Webster, M.AIG	Geology Manager Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	3-7 February 2012	B appSc, M.AIMM, M.AIG	Part of Section 14
Mr HA Smith, P.Eng.	Mining Manager Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	No visit	BSc, MSc, P.Eng.	Section 15, 16, and part 25-26
Mr JM Shannon P.Geo	Geology Manager Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	19-20 March 2012	BA Mod, MA P.Geo,	Section 1- 12, Parts of 14, 23-26, and 18
Mr A Riles M.AIG	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd	Yes	No visit	B Met (Hons) Grad Dipl Business Management M.AIG	Section 13 and 17 - 21, and part 25-26
Other Experts Upon Whose Contributions the Qualified Persons Have Relied
Expert	Position	Employer	Independent of Primero	Visited Site	Sections of Report
Mr A Smith	Principal Consultant	AMC Mining Consultants (Canada) Ltd	Yes	6-8 February 2012	Section 15 and 16
Mr PR Stephenson P.Geo	Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	No visit	Peer Review for all sections
Mr J Merino, P. Geo	V P Exploration	Primero Mining Corp.	No	Multiple visits	Sections 6-14 excl 13

An inspection of the property was undertaken by Qualified Persons R. Webster and J.M. Shannon, geologists with AMC, and by mining consultant A. Smith. The scope of the visits covered the data collection, geology and mining aspects of the project, and included inspections of drill core, data handling and sampling procedures. In addition the laboratory, mill and current tailings facility at Tayoltita were inspected.

A number of Technical Reports have been produced for the Property over the years by WGM. The most recent is titled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico”, for Silver Wheaton Corp” prepared by Velasquez Spring, P.Eng. and Gordon Watts P.Eng. of WGM, dated 14 March 2011. Text from this report has been used throughout the document and, where it needs to be explicitly mentioned, the title will be abbreviated as follows:

Spring V. and Watts G. WGM, Technical Report of March 2011.

In addition in one occasion the report of the previous year is cited and is abbreviated in a similar fashion.

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All costs in this report are in US dollars (US$). The exchange rate used for conversion from pesos, is 13 pesos equals US$1.

Primero was provided with a draft of this report to review for factual content and conformity with the brief.

This report is effective as at 16 April 2012.

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3	RELIANCE ON OTHER EXPERTS

With respect to title to the Mining Concession, (Section 4 of this report), AMC has relied on the Mining Concession listing provided by Primero’s lawyer Rafael Araujo and communication of 9 April 2010 stating “I hereby certify that the attached table includes all the mining concessions of Primero as filed in Mexico under the Mining Public Registry”. This listing forms Table 4.1 of this report.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Location

The Property is located on the borders of the Durango and Sinaloa states approximately 125 km north-east of Mazatlan, Sinaloa and 150 km west of the city of Durango, Durango, in Mexico. Access to the site is year round by air or road from the city of Durango and road access to Mazatlan is available, via a rough road, for about six months of the year. The Property is centered on latitude 24°06’N and longitude 105°56’W. The Property works in UTM NAD27, Zone 13N and all plans relate to that grid.

The location of the site within Mexico and relative to the nearest centers is shown in Figure 4.1.

Figure 4.1	Location of San Dimas Property

Note: Image taken from Primero Annual Information Form and originated from Google Maps.

4.2	Property Description and Ownership

The Property consists of 66 contiguous concessions (claims) covering 24,966 hectares (Figure 4.2 and Table 4.1) . The Property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in 1883 when the San Luis Mining Company began working in the area and has continued under different owners to present. In August 2010, Primero acquired the Property and is currently conducting underground mining and / or exploration in five different areas: West Block, Sinaloa Graben Block, Central Block, Tayoltita and Arana HW Block.

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Primero owns 100% of the Property through its subsidiary Primero Empresa Minera, S.A. de C.V. It acquired the Property under a definitive asset purchase agreement entered into with subsidiaries of Goldcorp Inc.

Figure 4.2	Map of the Property showing Concession Outline

Note that the individual concessions are only shown to demonstrate the different relative sizes and refer to Table 4.1 for the details of the individual concessions.

4.3	Land Tenure

As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities, and the licenses are in good standing.

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There are no royalties payable to any entity. Current Mexican legislation does not require government royalty payments. Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations.

Table 4.1	List of Concessions for the San Dimas Property

No.	Lote	Title	Valid from	Valid to	Area (Ha)
1	San Manuel	151174	24/03/1969	23/03/2019	103.8914
2	Chela	153116	14/07/1970	13/07/2020	253.7101
3	Resurgimiento	165046	23/08/1979	22/08/2029	93.0000
4	Yolanda	165489	30/10/1979	29/10/2029	10.0000
5	San Luis I	165682	28/11/1979	27/11/2029	391.0764
6	San Luis 2	165683	28/11/1979	27/11/2029	474.4932
7	San Luis 3	165981	04/02/1980	03/02/2030	307.1817
8	El Reliz	166004	20/02/1980	19/02/2030	8.0000
9	Carrizo	166615	27/06/1980	26/06/2030	2.0000
10	San Daniel	172411	15/12/1983	14/12/2033	322.0000
11	Castellana Uno	176291	26/08/1985	25/08/2035	107.7325
12	Libia Estela	177195	04/03/1986	03/03/2036	150.8840
13	Promontorio	177826	26/04/1986	25/04/2036	2.0000
14	San Miguel	178938	28/10/1986	27/10/2036	66.0000
15	San Vicente Frac. Suroeste	179299	08/12/1986	07/12/2036	300.0000
16	Ampl. El Reliz	179954	23/03/1987	22/03/2037	96.2687
17	La Castellana	180164	24/03/1987	23/03/2037	89.8893
18	Hueco 2	180165	24/03/1987	23/03/2037	0.0917
19	Juan Manuel	180260	24/03/1987	23/03/2037	16.1399
20	A. Noche Buena en Frapop.	180679	14/07/1987	13/07/2037	233.5686
21	San Vicente Frac. Norte	180933	14/08/1987	13/08/2037	430.0000
22	Noche Buena en Frapopan	182516	15/07/1988	14/07/2038	400.0000
23	Am. Nvo. Contaestaca F.B.	183980	25/11/1988	24/11/2038	405.7190
24	Guarisamey III	184239	15/02/1989	14/02/2039	115.1343
25	Am. Nvo. Contaestaca F.A.	184991	13/12/1989	12/12/2039	318.8020
26	El Favorable	185109	14/12/1989	13/12/2039	451.9589
27	Hueco 1	185138	14/12/1989	13/12/2039	0.3607
28	Nvo. Contaestaca F.W.	185479	14/12/1989	13/12/2039	324.0000
29	Armida Sur	185763	14/12/1989	13/12/2039	5.5441
30	La Fe	185842	14/12/1989	13/12/2039	38.9091
31	Juan Manuel Dos	185853	14/12/1989	13/12/2039	3.7207
32	Guarisamey Frac. B	185891	14/12/1989	13/12/2039	330.4353
33	Guarisamey Frac. A	185892	14/12/1989	13/12/2039	377.4990
34	Armida Sur Frac. II	186277	22/03/1990	21/03/2040	2.9381
35	Am. Nvo. Contaestaca F.C.	186378	29/03/1990	28/03/2040	474.4759
36	San Miguel I	186901	17/05/1990	16/05/2040	172.0582

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No.	Lote	Title	Valid from	Valid to	Area (Ha)
37	San Miguel 2	186902	17/05/1990	16/05/2040	452.0000
38	Hueco Guarisamey	186949	17/05/1990	16/05/2040	6.1651
39	Armida Sur Frac. I	189878	06/12/1990	05/12/2040	0.7607
40	Hueco Tayoltita	191055	29/04/1991	28/04/2041	27.8795
41	La Soledad	191661	19/12/1991	18/12/2041	20.5031
42	Juan Manuel Tres	194784	15/06/1992	14/06/2042	334.5201
43	Guarisamey II	195198	25/08/1992	24/08/2042	89.4634
44	Armida	195215	25/08/1992	24/08/2042	98.2417
45	Nuevo Contraestaca F. Este	196309	16/07/1993	15/07/2043	376.0000
46	Guarisamey IV Frac. A	196363	16/07/1993	15/07/2043	319.6344
47	Tayoltita Norte	196367	16/07/1993	15/07/2043	2650.2912
48	Amp. SW Contraestaca	198339	19/11/1993	18/11/2043	662.8185
49	Alicia II	198408	26/11/1993	25/11/2043	204.4142
50	Tayoltita	198571	30/11/1993	29/11/2043	2319.5200
51	Tayoltita Oeste	201555	11/10/1995	10/10/2045	1395.0000
52	Guarisamey V Frac. 1	203798	30/09/1996	29/09/2046	333.0000
53	Guarisamey V Frac. NE	203799	30/09/1996	29/09/2046	253.4236
54	Guarisamey Sur	208834	15/12/1998	14/12/2048	3025.8239
55	Guarisamey Norte	209396	09/04/1999	08/04/2049	489.7110
56	Contraestaca Norte	209592	03/08/1999	02/08/2049	237.0914
57	Guarisamey IV Frac. B	209606	03/08/1999	02/08/2049	320.7168
58	San Luis Norte 1	215251	14/02/2002	13/02/2052	174.8316
59	San Luis Norte 2	215252	14/02/2002	13/02/2052	65.6208
60	San Luis Norte 3	215253	14/02/2002	13/02/2052	838.8994
61	Amp.Tayoltita Nte.	215331	19/04/1994	18/04/2044	1949.8447
62	Tayoltita Sur	215615	12/12/1996	11/12/2046	783.7122
63	Tahonitas	221050	14/11/2003	13/11/2053	283.0000
64	San Miguel 3	223676	02/02/2005	01/02/2055	3.4720
65	Guarisamey Suroeste	223782	15/02/2005	14/02/2055	358.5774
66	Frac. Ampl. Noche Buena en Frapopan	236605	28/07/2010	27/07/2060	11.0910
Total no. of hectares					24,965.5105

4.4	Surface Rights and Permits

Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

4.5	Existing Environmental Liabilities

At the time of Goldcorp’s merger with Wheaton River Minerals, (which owned the San Dimas operations) in 2005, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. Since the merger, a number of improvements have been made in order to bring the facilities up to international guidelines. As of 2008 all improvements suggested by international consultants related to the stability of the dams were complete. As of 2011, the tailings containment sites comply with the international regulations.

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Environmental requirements in Mexico can be expected to become more aligned with world standards in the future. The planned capital expenditures and changes to upgrade the San Dimas tailings management operations are expected to continue to comply with the operating standards required in Mexico and international guidelines.

The property is subject to a full closure plan and reclamation of the site upon cessation of operations. This would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, current dry tailings). Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old tailings facilities (Contrestacas). Most of the San Antonio mill equipment has been sold and removed. Removal of all remaining metal and scrap is in progress and then reclamation of the site will be implemented. Completion of all work will be by mid 2014.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Originally, access to the San Dimas district was from the town of San Ignacio, Sinaloa, along a 55 km long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for approximately six months of the year during the spring dry season. San Ignacio is connected to Mazatlan by approximately 70 km of paved roads.

5.2	Climate

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm.

Weather does not affect the operations and mining is carried out throughout the year.

5.3	Local Resources and Infrastructure

Tayoltita is the most important population centre in the region. Including mining personnel, the population is approximately 8,000 inhabitants. Population outside of this center is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Primero´s hydro electrical power provides about 75% of the total requirement of San Dimas Mine during nine months of the year. During the remaining three months of the year, corresponding to the dry season, the operations of San Dimas are mainly supplied by the FPCSS. Primero is considering increasing power generation of the Las Truchas facility from 50 GW to 150 GW.

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The main infrastructure of the San Dimas district consists of roads, townsite, airport, crushing and processing facilities of the Tayoltita mill, old San Antonio mill and the Tayoltita/Cupias and San Antonio tailings facilities, Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mines which are divided into five blocks. The San Antonio facility is currently under reclamation. Figure 5.1 shows a view of the mill in the foreground, the airstrip in the center and the rugged terrain within which Tayoltita is situated.

Figure 5.1	View of Tayoltita and San Dimas

The Tayoltita mine is the closest operation to the process plant and town site of Tayoltita and is located 400 m north east of the process plant.

The Santa Rita mine is located 3 km upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill.

The Central Block is currently the most active mine and is located 2,000 m downstream from the process plant. The ore from this operation is hauled by a road parallel to the Piaxtla River and sent directly into the mill.

The Sinaloa Graben Mine is the most recent operation integrated to production, and presently where the major exploration and growth is expected; the Sinaloa Graben is located 1,000 m downstream from the Central Block mine.

The West Block mine is located 7 km west of the Tayoltita Mine in the State of Sinaloa. The mine is accessed from Tayoltita by a 3 km road paralleling the Piaxtla River, opposite the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and then by road, or along the San Vicente creek bed to the Contraestaca village, for a total drive of approximately 45 minutes.

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Production in 2012 is mainly coming from the Central Block and Sinaloa Graben area, with Santa Rita contributing approximately 7% of the mill feed.

Figure 5.2	Infrastructure of San Dimas

5.4	Physiography and Vegetation

The San Dimas District is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m amsl on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

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6	HISTORY

6.1	Ownership

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence in 1810. Mining activity in the district then decreased and did not start up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large high grade orebodies.

Table 6.1	Summary History of San Dimas Property

Year	Milestone
1757	First reported mining on San Dimas deposit
1904	Tayoltita mill built at San Dimas
1940	San Luis Mining Company acquired San Dimas property
1961	Minas de San Luis S.A. de C.V. formed, acquired 51% and assumed San Dimas operations
1978	Luismin S.A. de C.V. acquired remaining 49 % of San Dimas
2002	Wheaton River Minerals Ltd. acquired San Dimas
2003	Tayoltita Mill expansion to 1,600 tpd
2005	Wheaton River merged with Goldcorp Inc.
2004	Wheaton River entered into silver purchase agreement
2006	Tayoltita Mill expansion to 2,100 tpd
2007	Mala Noche Resources incorporated and began trading on TSX Venture Exchange
2010	Mala Noche acquired 100 % of the San Dimas mine
Name changed to Primero Mining Corp
Amended silver purchase agreement, gaining exposure to silver above minimum thresholds.
Primero began trading on TSX:P

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V (Luismin).

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In 2002 Wheaton River Minerals Ltd. acquired the Property and expanded the Tayoltita mill to 1,600 tpd the following year. In 2005 Wheaton River Ltd. merged with Goldcorp Inc. Goldcorp Inc. expanded the mill to 2,100tpd in 2006. In 2010 Mala Noche Resources acquired 100% of the San Dimas, and changed its name to Primero Mining Corp.

6.2	Exploration Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it would not be until 1890 that there would be formal operations by the American “San Luis Mining Company and Mexican Candelaria Company”. Later, in the 1960s, higher grade discoveries would lead to the first deep drilling campaigns and to the initial long tunnels.

In 1975 the first 4.5 km tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept aided by field geology. In the 1980s American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

By the late 1980’s and early 1990’s the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

In 2002 foreign investment, (mainly Canadian), returned and the operation was acquired whole, which resulted in a substantial increase in drilling “long” drillholes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins (similar to the still operating Roberta and Robertita veins) were discovered, such as the Elia and Aranza veins; these are presently being explored by ‘long’ drillholes and development of the Norte tunnel during the Primero Mining phase.

6.3	Historical Estimates

There have been Mineral Resources and Mineral Reserves stated for the San Dimas District annually. The last statement prior to the acquisition of the property by Primero is shown in Table 6.2 and is taken from Spring V. and Watts G., WGM Technical Report of May 2010 and amended June 2010. These were stated as being NI 43-101 compliant, were estimated by the polygonal method, and the assumptions and methods are discussed in the above report.

Table 6.2	Summary of 2009 Mineral Resources and Mineral Reserves

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (K oz)	Contained Ag Oz (K oz)
Mineral Reserves
Proven and Probable	3.589	5.2	360	604	41,390
Proven & Probable by DDH	2.000	4.0	310	256	19,670
Grand Total	5.589	4.8	340	886	60,900
Mineral Resources
Inferred	15.166	3.3	320	1,612	154,630

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The figures stated above for 2009, and figures provided by Primero for 2010, were prepared using the same estimation methodology. In 2012, Primero changed its method of estimating mineral reserves and resources which resulted in a change in those estimates as at December 31, 2011. Accordingly, the above historical figures should not be regarded as the current mineral resources and mineral reserves. These figures have been provided for historical information purposes only and, given the change in methodology, should not be used for comparative or other purposes.

6.4	Production

Historical production through to the end of 2011 from the San Dimas Mine is estimated at 11 million ounces of gold and 582 million ounces of silver, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Historical production for the San Dimas Mine from 2003 to 2011 is summarized in Table 6.3.

Table 6.3	San Dimas Production for 2003 to 2011

Year	Tonnes (Mt)	Au (g/t)	Ag (g/t)	K Oz Au Cont.	K Oz Ag Cont
2003	0.424	5.3	428	71	5,825
2004	0.398	6.9	525	88	6,717
2005	0.508	7.4	497	121	8,115
2006	0.689	7.8	438	172	9,706
2007	0.685	6.3	341	138	7,501
2008	0.657	4.3	259	90	5,479
2009	0.673	5.4	247	116	5,356
2010(1)	0.612	4.5	244	88	4,803
2011	0.663	3.9	226	82	4,830
Notes (1) Primero acquired the San Dimas Mine on August 6, 2010.
Figures taken for Primero AIF March 30 2012

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7	GEOLOGICAL SETTING AND MINERALIZATION

This section is mainly from Enriquez, E. and Rivera, R., 2001: Geology of the Santa Rita Ag-Au deposit, San Dimas District, Durango Mexico. Society of Economic Geologists, SP8, p. 39-58, and was summarized in Spring V. and Watts G. WGM Technical Report of March 2011.

7.1	Regional Geology

The general geological setting of the San Dimas District is illustrated Figure 7.1. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG) separated by an erosional and depositional unconformity.

Figure 7.1	Regional Geology Map

Legend:
Upper Volcanic Group
Piaxtla Intrusion
Arana Diorite And Intrusive Andesite
Lower Volcanic Group
Fault
Vein
Geologic Boundary
Strike And Dip
Townsite
Mill
5°
0
1
5
Kilometres
NORTH
State of Durango
State of Sinaloa
Carboneras
Guamuchil
Arana
Don Porfirio
Limoncito
Peña Fault
CONTRA ESTACA
TAYOLTITA
24°6'
25°
35°
33°
10°
76°
34°

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The Socavón rhyolite is more than 700 m thick and is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably persistent throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

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The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and, the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

Above the Productive Andesite, the overlying Camichin unit which is composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

7.2	Local and Property Geology

In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district; however within most of the district it is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Figure 7.2 is a map showing the structural blocks in the San Dimas district with the bounding faults in blue. Five major north-northwest-trending normal faults, shown in blue, divide the district into five tilted fault blocks generally dipping 35° to the east.

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Figure 7.2	Structural Map of San Dimas District

Figure 7.3 is a geological section across, the San Dimas district. Here the five tilted fault blocks are clearly shown. In most cases, the faults are post ore in age and offset both the LVG and UVG.

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Figure 7.3	Geological Section across the San Dimas District

7.3	Mineralization

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas District, the veins occupy east-west trending fractures, except in southern part of Tayoltita where they strike mainly northeast, and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 m, but average 1.5 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. An example of a vein with mineralization in the Favourable Zone extending for more than 2,000 m in the Tayoltita Mine, the San Luis Vein, is illustrated in Figure 7.4.

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Figure 7.4	Example of Vein with Favourable Zone

San Luis Vein
SW
NE
San Luis Shaft
Arara
Hanging Wall
1000 m
500 m
Tayoltita
Tunnel
Level 25
0
500
1000
M E T E R S
(Source: San Dimas Geological Office)
Upper volcanic group
Capping Rhyolite
Guarisamey Andesite
Lower volcanic group
Camichin Formation
Productive Andesite
Portal Rhyolite
Buelna Andesite
Socavon Rhyolite
Intrusive Rocks
Rebo Dike
Arana Diorite
Intrusive Andesite
Piaxtla intrusive
Mineralization
Ore Bodies
Favorable Horizon
Extension of the
Favorable Horizon
Potential
Fault

Three major stages of mineralization have been recognized in the district:

  Early stage

  Ore forming stage

  Late stage quartz

Three distinct sub-stages of the ore forming stage also have been identified. Each is characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages:

  Quartz-chlorite-adularia

  Quartz-rhodonite

  Quartz-calcite

This is graphically shown in the chart in Figure 7.5.

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Figure 7.5	Paragenetic Chart

S T A G E S
EARLY
I
ORE SUBSTAGES II/3
Quartz- Chlorite -Adularia
Quartz-Chlorite-Rhodonite
Quartz- Calcite
LATE
III
Quartz
Chlorite
Adularia
Rhodonite
Rhodocrosite
Calcite
Sulfides
Silver and Gold
Magnetite
Hematite

Modified: Clarke (1986) and Enriquez (1995)

The minerals characteristic of the ore forming stage are composed mainly of white to light grey, medium to coarse grained crystalline quartz. It contains intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150 m in strike-length. Down-dip extensions of ore shoots are up to 200 m in length, but are generally less than the strike length.

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8	DEPOSIT TYPES

The general comments in this section have been copied from Spring V. and Watts G. WGM Technical Report of March 2011.

8.1	General

The deposits of the San Dimas District are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years; however hydrothermal activity continued for at least another 5 million years. Older veins appear more common in the eastern part of the district, whereas younger veins are found in the western part.

8.2	San Dimas

Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zone with a distinct top and bottom that the prior owner of the mine termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas Mine is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, the various mine owners, over the years, have been able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

Figure 8.1 shows a schematic section of the Favourable Zone using the Guadalupe Vein as an example.

Figure 8.1	Example of the Favourable Zone

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9	EXPLORATION

9.1	Introduction

Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive.

While drilling is now the current method of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources. Drilling progress will be discussed in Section 10. In this section of Spring V. and Watts G. WGM Technical Report of March 2011, there is a discussion in regard to the geological model and the targeting of the favorable zone. This has already been discussed in Section 8.2 in this report.

9.2	Channel Sampling

Channel samples are routinely taken every 3 m in all development in vein, and stoping is sampled every two rounds, (6 m). Historically this has been carried out as a back sample but laterally for safety as well as for quality reasons samples are taken at the face. The channels are designed to sample to the vein boundaries, with the waste in the face being sampled separately. Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 m in length, and minimum width is 0.2 m. A second cut is taken across the vein as a validation and the results averaged for grade control purposes.

Sample intervals are marked up across the face, as shown in Figure 9.1 and 9.2. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a 2 kg sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (TAY Lab), such that samples received by 1pm are reported that day.

Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample.

Since January 2012 approximately every seventh sample, (equating to every 20 m down a drift) are sent to the independent SGS lab in Durango. These will have QA/QC procedures applied and will be of a standard that they can be reliably used for estimation of resources

Also shown in Figure 9.1 and 9.2 are the grades in the table at the bottom of the sheet.

All channel data is located by being taped in from the survey spad and treated as a drillhole value in the database. Sketches of sampling are filed, showing samples’ physical locations from surveying and the true width of each sample.

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Figure 9.1	Channel Sampling High Grade Face

PRIMERO

Control Geológico de Frentes en Desarrollo

Fecha: 04/04/2012	Muestreado por:Artemio Guadiana	Turno: 1ra
Localizacion:Fte-22-822-W	Estado del Frente:	
Recomendaciones:		

Litologia:

- Falla
- Veta de Cuarzo
- Zona de Shear
- Lap Tuff
- Carbonato

3492
3493
3487
3488
3489
3490
3491

Escala 1/50

2

Nº Muestra	De	a	Ancho	Au	Dup	Ag	Dp Ag	Lito
3487	0.00	0.60	0.60	16.1		210		
3488	0.60	1.36	0.76	0.6		33		
3489 3492	1.36	2.41	1.05	468.3	166.1	13294	7055	
3490 3493	2.41	3.01	0.60	8.3	31.8	163	947	
3491	3.01	4.01	1.00	11.6		185		

Sin Dup.	129	3,589	4.01
Con Dup.	91	2,831	4.01

Escalada ala mitad de la escala real

Distancia	55.11 mts
Punto	geo 1

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Figure 9.2	Channel Sampling Low Grade Face

PRIMERO

Control Geológico de Frentes en Desarrollo

Fecha: 11/04/2012	Muestreado por:Artemio Guadiana	Turno: 1ra
Localizacion:Fte-22-822-W	Estado del Frente:	
Recomendaciones:		

Litologia:

- Falla
- Veta de Cuarzo
- Zona de Shear
- Lap Tuff
- Carbonato

Escala 1/50

3541
3540
3539
3538
3537

2

Nº Muestra		De	a	Ancho	Au	Dup	Ag	Dp Ag	Lito
3537		0.00	0.76	0.76	2.0		89		
3538		0.76	1.86	1.10	0.8		45		
3539		1.86	3.11	1.25	1.1		55		
3540	3541	3.11	4.01	0.90	4.2	2.4	182	123	

Sin Dup.	1.9	87	4.01
Con Dup.	1.7	81	4.01

Escalada ala mitad de la escala real

Distancia	65.67 mts
Punto	geo 1

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Figure 9.3	Plan of Channel Samples

VETA ROBERTA (FTE.- 22-822 W)

NORTE
C33
1,32
73
4,02
17-04-12
C32
2,13
88
5,03
16-04-12
C31
1,22
83
5,73
13-04-12
C30
1,68
81
4,01
11-04-12
C29
0,92
55
4,05
10-04-12
C28
40,85
771
3,42
05-04-12
C27
91,47
2831
4,01
04-04-12
C26
1,65
71
3,65
30-03-12
2,669,100 N
401,750 E
0
3
6
METROS

The location of the faces in Figures 9.1 and 9.2 can be identified in Figure 9.3 and relate to face C27 and C30 respectively.

The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for resource estimation. The resource estimation methods are discussed in Section 14.

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10	DRILLING

10.1	Introduction

All drilling has been previously termed exploration drilling and collected data well away from the underground development which was intensively tested by channel sampling discussed in Section 9. In 2011 and going forward, drilling explicitly designed to convert Inferred Resources to Indicated is generally 25 – 40 m from development and is termed Delineation Drilling. Exploration drilling is designed to explore the extension of known veins and test new targets. Diamond drilling can collar HQ or NQ size with the vein generally cored a BQ size. In recent times this has been an AQTT finish which is almost BQ size. The level of diamond drilling over the past eight years is shown by area in Table 10.1.

Table 10.1	Drilling Metres over Time

Area	Metres by Year
	2004	2005	2006	2007	2008	2009	2010	2011
Tayoltita	8,637	11,716	12,324	20,250	551	10,226	941
Santa Rita	7,563	11,193	6,225	3,291	5,919	5,709	3,365
Block Central	17,628	13,987	21,413	33,264	16,258	16,260	13,547	25,572
Sinaloa Graben		615	411	1,940	2,325	9,877	12,183	18,242
A. de Arana					4,936		12,229	12,238
Cristo					697
Total Metres	33,828	37,511	40,373	58,745	30,687	42,072	42,265	56,052

All diamond drilling is carried out both in-house and by the use of contractors. A Primero owned Onram drill is shown in Figure 10.1.

Figure 10.1	Onram Drill Working Underground

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10.2	Exploration Drilling in 2011-12

Exploration drilling in 2011 and early 2012 was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block, and between the Central Block (Robertita) and the Arana Hanging Wall, located between the Tayoltita mine and the Santa Rita mine. The Sinaloa Graben is a North-South trending block more than 7 km long by almost 2 km wide. It is bounded by two regional faults, Limoncito on the east and Sinaloa on the west, containing more than 20 veins. Only two of these veins, San Juan and San Vicente have been mined with the remainder of the veins unexplored. Approximately $10.8 million was spent during 2011 on exploration with 56,000 m of exploration drilling in 184 holes, and 2,019 m of exploration drifting being completed. For 2012 the exploration budget was increased to $12 million. The drilling progress for 2011 is shown in Table 10.2.

Table 10.2	Drilling Progress in 2011

Area	# drill holes	metres (m)	# targets	Significant intercepts
Arana Hanging Wall	21	12,238	6	1
Central Block	100	25,572	10	10
Sinaloa Graben	63	18,242	13	15
Total	184	56,052	29	26

10.2.1	Central Block

In the Central Block, 100 holes were completed in 2011 for a total of 25,572 m of drilling. Drilling was focused on upgrading the Inferred Mineral Resources to Proven and Probable Mineral Reserve categories and to expand the knowledge at depth of the mineralized system. Drilling indicated that the known mineralization extends to a depth of at least 150 m below the deepest current exploitation level.

10.2.2	Sinaloa Graben

In the Sinaloa Graben, 63 holes were completed for a total of 18,242 m of drilling. Drilling was focused on improving the certainty of the Inferred Mineral Resource and to confirm that the mineralization (ore shoots) were a continuation of the ore shoots of the Central Block. The exploration results at Sinaloa Graben continue to confirm higher grade mineralization than existing Mineral Reserves and Mineral Resources. The Aranza vein, discovered while drifting in Sinaloa Graben, yielded 5.2 g/t of gold and 543 g/t of silver over 2.2 m. The newly discovered Elia vein, along the same drift also showed high-grade, with 12.9 g/t of gold and 1,125 g/t of silver over 3 m.

Results have also proven high-grade mineralization extends beyond the Sinaloa Graben to the west (West Block) and at depth. The Victoria vein, 300 m to the west of Sinaloa Graben, showed 12.6 g/t of gold and 685 g/t of silver over 1.5 m true width and 10.5 g/t of gold and 498 g/t of silver over 3.7 m true width. This is much higher grade and width than the current average. This area has never been explored in detail and has now been included into the 2012 exploration plan.

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10.2.3	Arana Hanging Wall

In the Arana Hanging Wall area, 21 holes were completed in 2011 for a total of 12,238m of drilling. The objective of the 2011 exploration program was to confirm the presence of the large ore shoots suggested by previous results.

Drilling results successfully confirmed the presence of mineralization at above average Mineral Reserve grade but at narrow widths. Holes A-25-230 (2) and A-25-230 (3) returned 3.0 g/t of gold and 581 g/t of silver in a width of 0.6 m and 5.9 g/t of gold and 234 g/t of silver over 0.4 m of true width.

Primero has prioritized other exploration targets in the Central Block and particularly in the Sinaloa Graben Block. No exploration drilling is planned in the Arana Hanging Wall area in 2012.

10.3	Sampling

Drill holes are typically drilled to get the best intersection possible such that the intersected width is close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200-250 m long and generally between +/- 50o in dip Surface drilling can be up to 700m deep. Generally fans are drilled on multiple sections from one set up. This is shown in Figure 10.2 where the San Enrique and Robertita veins are shown being drilled on a series of radial sections numbered L1 to L7.

Figure 10.2	Level Plan Showing Drilling

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Figure 10.3	Section on Line 5 of Level Plan

Figure 10.4	Section on Line 6 of Level Plan

The relationship between intersected and true width is shown in Table 10.3 for two selected holes from the section above.

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Table 10.3	Intersections showing Intersected and True Widths

Drill Hole	Dip	Vein	Intersected (m)	True Width (m)	Gold (g/t)	Silver (g/t)
ROB_112	-33	Robertita	1.76	1.53	5.8	301
ROB_115(2)	-40	Robertita	1.97	1.48	24.9	309

The driller takes the downhole surveys as the hole advances. Core is boxed and transported to one of two core sheds where the core is logged and processed. The older core facility has an excellent office where the drill programs are managed. Due the age of the building, operations are being moved to a purpose-built facility, which is also more secure.

Core is logged on paper on a columnar log and rock codes are assigned at the time of data entry. Sampling is generally only on the strong known veins with an adequate bracket around the vein. Core recovery is measured but not analysed, and as the vein intersections can have mixed recovery, AMC recommends that this should be done. All core is labelled and photographed. The core is generally split for sampling with a diamond saw, though some softer rocks have been split using a hydraulic guillotine splitter. Samples are then bagged and tagged and since October 2011, are sent for analysis to the SGS lab in Durango.

10.4	Bulk Density

Bulk density measurements have been systematically taken on drill core since October 2011 as part of the core processing activity. This is being done on core samples representing every sample interval within a determined zone around the vein intervals. Bulk Density is determined by the water immersion method. The samples are weighed in air, recorded, then placed in a basket suspended in the water and the weight is again recorded. The samples are not waxed or sealed.

At this point the data is simply being collected and no figures produced. AMC carried out a preliminary review of the data and a number of observations were made below:

  Measurements were taken from approximately 50 holes, both from within the veins and the zone surrounding.
  A short stick of core is taken from every sample interval, except where core is broken.
  As no measurements are made where core is fractured and perhaps vuggy, the bulk density values could be biased high in those holes.
  The veins and total zone intervals were averaged for individual holes and values are similar for both.
  Based on the data review the average values tend to be around 2.6 t/m3.
  Due to the fractured nature of the core wax coating of the samples should be employed.
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AMC recommends continued collection and thorough analysis of the bulk density data before the next resource estimate. The preliminary evaluation suggests a value of 2.6 t/m3 should be used. This value is 4% less than the historical figure of 2.7 t/m3 used in the current mineral resource estimate.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Introduction

The majority of the data utilized in the resource estimation has been generated in the Tayoltita Mine Laboratory (TAY Lab), with some samples having been assayed at the San Antonio laboratory which was decommissioned in 2004. Both laboratories have been owned and operated by the mine, and have not been accredited at any time. The TAY Lab was audited in early 2012, and this is discussed below. The outcome of the audit states that the TAY Lab and the quality of the data produced is not up to industry standards and the assays are of poor quality.

Information regarding sample preparation, analyses and security was obtained through discussions held with Primero geological and laboratory staff and inspection of the site facilities by AMC. This was supplemented by information from the Smee and Associates Consulting Ltd, (Smee), report titled “Results of an Audit of the Primero Mining San Dimas Mine and SGS Laboratories and Quality Control Review on the Drilling and Mine Sampling Durango Province, Mexico” which was prepared for Primero Mining Corp in February 2012. The samples discussed here are from core and channel samples. Note that the core samples are now sent off site for preparation and analysis.

11.2	Sample Handling and Preparation

Samples are delivered to the TAY Lab on an ongoing basis. The building is located in a fenced area and consists of a central corridor with the various activities taking place in rooms off it. There are no formal sample transmission and reception procedures, and checking of sample numbers is difficult and not assisted by the reuse of sample numbers over time.

Samples are placed in bowls and dried in a small drying oven, but drying facilities are limited. Crushing is carried out in a Marcy jaw crusher and pulverizing is carried out in two disc mills and one small ring and puck mill. Sample pulps are delivered to the weighing room.

The equipment being used is old and overused. The Smee report recommends building a new preparation facility with modern equipment.

Since October 2011 all drill core has been sent to Durango to the SGS laboratory. This laboratory was not visited by AMC but was visited by Smee and Primero personnel in February 2012. SGS is an ISO 17025 certified laboratory.

11.3	Sample Analysis

Gold values were determined by Fire Assay using a 10 g fire assay charge, finished by gravimetric means. The small charge is governed by the size of the fusion crucibles which is dictated by the size of the furnaces.

The TAY Lab does not have any certification or accreditation. Some standards are used by the TAY Lab, but since 2009 these have not been certified standards. Until recently pulps were held for one month, and then discarded, which did not give time to review any QA/QC data and re-run batches.

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11.4	Data Security

Data is entered by Laboratory personnel into a daily Excel spreadsheet which is placed on the server giving access to the Primero personnel on a daily basis. The results for Geology can only be accessed by Geology staff and the cells are protected with only the laboratory having the ability to cut and paste into a database. While some limits to access are in place on the daily sheet there is not a secure database within the laboratory. In addition manual transcriptions take place in the laboratory process.

11.5	Laboratory Audit

Primero engaged Smee, as stated in Section 11.1, to perform an audit of the laboratory which was part of the quality control and data verification review performed as a component of the 2011 Mineral Resource and Reserve estimation at San Dimas. The audit noted poor quality data and in a meeting with AMC and Primero personnel, Smee outlined his concerns as follows:

  Sample preparation procedures were poor.
  Assaying was flawed.
  No certified standards had been used since 2009.
  There was the likelihood for mixed up and duplicate sample numbers.

Due to the quality of the data not being up to industry standards and after discussions in March 2012, a set of tasks was put in place in order to support future Mineral Resource and Mineral Reserve estimates. The most important activity involved a review of the reconciliation process and the comparison based on the laboratory figures to the metal in dore. The fact that San Dimas is an operating mine that has been successfully producing precious metals for many decades means that reconciliation is an important indicator of the reliability of resource and reserve estimates. This is particularly the case when data underpinning those estimates is of questionable reliability. This is discussed further in Section 12.

Primero has implemented revised quality control procedures and is utilizing an external laboratory for all drill samples and approximately 10% of channel samples, until equipment at the site laboratory can be replaced.

11.6	Assay QA/QC

As part of the review, AMC investigated the historical QA/QC information supplied by Primero and replotted some of the data provided. AMC’s analysis reinforces the observations of Smee and therefore the charts are not produced in this report. It is also evident that there were failures in the data in the past, and corrective actions were not taken at the time. However Primero has instituted the routine insertion of standards and blanks in all core currently sent to SGS since October 2011. The findings from AMC’s review of the QA/QC process are as follows:

  Poor correlation between the SGS analysis of TAY Lab pulp duplicates.
  Blanks well above background levels for gold and silver.
  Gold standards not falling within acceptable limits.
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The QA/QC reports that have been provided are tabulated in Table 11.1.

Table 11.1	QA/QC Reports Provided to AMC

Year	Period	Number of Samples			Location of Samples
		Duplicates	Blanks	Standards
2008	Q1	128	0	0	surface and U/G
2010	Q1	29	45	36	Central Block
2010	Q2	19	31	0	Central Block
2010	Q3	22	117	8	Central Block
2010	Q4	17	27	21	Central Block

In addition QA/QC reports for 2009 were seen at site but not provided electronically.

In the opinion of AMC there is an issue with the underlying assay data and it is of poor quality. AMC recommends that Primero continues utilizing an external laboratory for all drill samples and a portion of the channel samples, until equipment at the site laboratory can be upgraded and / or replaced. Primero intends to upgrade the TAY Lab as quickly as possible.

It is also recommended that both the TAY Lab and the Primero Geology group adopt the use of certified standards and standard control plots for ongoing tracking and for QA/QC reports which should be produced monthly. Most importantly corrective action must be taken within a short time period when non-compliance to control limits is identified.

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12	DATA VERIFICATION

12.1	Introduction

On the basis of the data being of relatively poor quality, AMC undertook a number of checks in order to:

  Ensure the data produced was managed and manipulated correctly.

  Gain confidence in the operation such that Mineral Resources and Mineral Reserves could be stated.

12.2	Data Transfer

12.2.1	Assay Integrity

As the data from the TAY Lab was provided on daily laboratory results sheets in Excel, a test was made to see if those results could be changed. The provided laboratory sheets are protected and the cells contents cannot be changed. The data as received is cut and pasted from the sheets into the Surpac database by Primero personnel. However the Surpac database is open and not protected.

12.2.2	Data Flow

As a check on the source data and flow of data underpinning the polygonal resource estimates, a number of selected entries from the resource database were interrogated. These were randomly selected and are reported below.

A. Noche Buena, Central Block

This block estimate dates back to Luismin and the development started in 2001 with calculation sheets dated December 2003. This was a Proven Reserve in the 2010 database and has been classified as an Inferred Mineral Resource for the current statement. An Autocad drawing forms the basis of area calculation and graphical representation. It contains a calculation sheet for each sub block showing summarized tonnes and grades. The sheets are transparent with channels and individual samples shown. It is not noted which lab did the work but the data is thought to have come from the San Antonio laboratory. These results were reported on paper and so they had been transcribed. There is no record beyond the calculation sheets.

B. Christina de Alto in Santa Rita mine

Same sheets used as for Noche Buena with a similar general process. However, as done previously in Noche Buena the resource tonnes are a simple calculation of length x height x thickness x 2.7 t/m3 by a probability of 30% 1. The grade assigned is based on historical grades obtained when mining was carried out. This data was compiled on a monthly basis and then adjusted down to give a final estimate. Drillhole data was also used but there seems to be some rounding down of the grade. The source data for the resource estimate was not easily located.

________________________________
1 See Section 14.3.1 for description of this factor.

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C. San Salvador in Central Block

This estimate is based on a number of blocks with one being reviewed. Previously a reserve and a diluted grade was prepared for the reviewed block. Grade is based on channel samples as in Noche Buena but the stated grade has been diluted. Grades in the table were taken from laboratory results sheets which are dated 2007 and were available for review by AMC. These grades were observed and this sheet was in “read only” format which substantiates the observation stated in Section 12.2.1.

D. Veta 27-326 in Tayoltita Block

This entry was originally stated as a resource and so grades were based on historical production in the area and tonnes based on length x height x thickness x 2.7 t/m3 by probability of 30%, as in Noche Buena. AMC was not being able to access the production data. The number of veins complicates the issue and the grade seems to be conservative.

E. Mina Arana in Tayoltita Block

As this was stated as a reserve, dilution was added to each individual block. Now that this is part of the resource, dilution has to be removed for the 2012 report. The initial reserve was based on channel sample data contained in the daily sheets. However there is not a clear cross reference with regards to the sample numbers, reviewing this data is based on trial and error.

In conclusion the following observations were made:

  The 2010 Mineral Reserves, that have now been reclassified as Mineral Resources for the 2012 report, should have the dilution factor removed to give true gold and silver grades for the Inferred Mineral Resources.

  Due to the lack of an overall sample numbering system, there is difficulty connecting the old assay data to the laboratory results reported on a daily basis. However where tested, other than San Antonio Laboratory data, the source data was located.

12.3	Mill Reconciliation

During December 2011 an exercise was carried out by Primero in an attempt to validate the mill reconciliation. This exercise was to ensure that the grade figures on which mining decisions were based were sound. It also was used to identify if there was a correlation between the daily grades and the final month-end reported grades, which are prepared based on gold/silver poured during the month.

For the entire month a daily sample of the ball mill feed was taken at the automatic sampler located at the end of the belt feeding the surge bin and prepared/split under supervision. One sample was sent to the TAY Lab while a duplicate sample was sent to the external SGS lab located in Durango. In addition the “pulps” generated at TAY Lab on a daily basis were sent to SGS lab to be assayed.

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Great effort was put into ensuring that both samples sent on a daily basis to TAY Lab and SGS lab were representative of the daily mill feed and were duplicate samples. In addition Primero personnel believe that the location of the weightometer installed was adequate and the calibration procedure was also as per best practices, and the daily throughput reported by the mill is accurate. AMC agrees on the basis of discussions and an analysis of the monthly reconciliation data provided.

Final month-end grades as back calculated from the mill refinery for December 2011 were 3.96 g/t Au and 252 g/t Ag. The tonnage weighted figures for the SGS lab were 3.93 g/t Au and 253 g/t Ag. However the results for samples prepared and analysed from the TAY Lab were 3.27 g/t Au and 224 g/t Ag, and those of the samples prepared at the TAY Lab, and assayed at the SGS Lab. were 3.47 g/t Au and 242 g/t Ag. This is shown in tabular form in Table 12.1.

Table 12.1	Comparison between the Different Laboratories

Data from	Au (g/t)	Ag (g/t)	Au Difference (%)	Ag Difference (%)
Reconciled Mill figure	3.96	252
Processed in SGS Lab	3.93	253	-1%	0%
Prepared in TAY and Assayed in SGS	3.47	242	-14%	-4%
Processed in TAY Lab	3.27	224	-21%	-13%

It should be pointed out that Table 12.1 only shows averages for the month of December. The sampling process produced three samples each day and the scatter is much greater and correlation poorer when reviewing the total raw data suite.

While this assisted in the question of the discrepancy between the mine delivered ore and the reconciled mill head grade, the exercise also allowed a comparison of results from different laboratories. Again the comparison of results from the TAY Lab pulps assayed at SGS, and the samples prepared and assayed at SGS, highlights the issues with sample preparation at the TAY Lab.

12.4	Model Depletion

The tonnes mined, and the gold and silver produced from the Roberta vein was reported from the block model prepared in 2012, and compared to production. The Roberta vein was chosen for this exercise as it could be reconciled based on the wireframes for mining carried out in a particular year. The model tonnes and grade were compared to the sum of the monthly reconciled production as prorated back to the Roberta vein for the whole of 2009. Table 12.2 shows the monthly reconciled tonnes, grade and contained metal for gold and silver, and the depleted tonnes and grade from the 2012 model for that vein for the same period. While the tonnes are quite different as dilution has not been accounted for in the 2012 model, the metal contained is extremely close for gold, 1% and 13% for silver. As the grade is located in the vein and the wall rock does not contain metal this shows a good correlation between the 2012 model and the production over a 12 month period.

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Table 12.2	Comparison of 2009 Roberta Vein Production to 2012 Block Model

Month / Total	Tonnes (t)	Au (g/t)	Ag (g/t)	Contained Oz Au	Contained Oz Ag
Production
January	15,610	6.78	388	3,403	194,727
February	12,404	10.75	533	4,287	212,559
March	14,443	6.90	297	3,204	137,913
April	14,628	8.59	405	4,040	190,472
May	11,276	9.25	369	3,353	133,774
June	14,537	11.84	606	5,534	283,229
July	12,174	8.35	374	3,268	146,385
August	9,929	7.44	354	2,375	113,005
September	10,041	14.29	567	4,613	183,042
October	9,471	8.60	467	2,619	142,201
November	13,025	9.55	394	3,999	164,993
December	11,172	8.49	380	3,050	136,491
Total Production	148,710	9.15	426	43,745	2,038,791
Roberta vein depletion	81,930	16.80	675	44,253	1,778,023
Difference (depletion < production)	45%			-1%	13%

This comparison as well as highlighting the dilution issue, also demonstrates that the mined estimates based on the 2012 block model of the vein are reasonable and substantiated by production.

12.5	Production Comparison

A production comparison is carried out monthly based on individual veins. The mine figure is based on the number of trucks reaching the mill (tonnes) (scale installed near crushing plant) and weighed with the grades estimated from a mix of drift/stope channel sampling / muck pile sampling or truck sampling. The mine figure is reconciled to the mill figure but the mill figure is not the final reported figure as there are other small adjustments, reflected in later tables.

Table 12.3	Annual production – Mine to Mill

	Mine Delivered			Reconciled Mill Production			Difference Mine to Mill
Totals	Tonnes (t)	Au (g/t)	Ag (g/t)	Tonnes	Au (g/t)	Ag (g/t)	Tonnes	Au (g/t)	Ag (g/t)
2009 Total	604,272	5.42	307	676,131	5.32	246	12%	-2%	-20%
2010 Total	607,737	4.77	283	612,253	4.44	243	1%	-7%	-14%
2011 Total	642,860	3.94	282	662,610	3.83	227	3%	-3%	-20%
Grand Total	1,854,868	4.70	291	1,950,994	4.54	239	5%	-3%	-18%

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12.6	Exploration Data

Since October 2011 all drill core has been sent off site to SGS in Durango, for preparation and processing. In addition as another check, the pulps from the SGS Durango laboratory were returned to the TAY Lab to be assayed. This involved a total of 260 assays for gold and silver from 21 holes at the time the data was provided to AMC. The data was graphically reviewed and the correlation is somewhat better than when the whole process is duplicated at each site. This supports the evidence that the errors generated at the TAY Lab are throughout the process and not in preparation alone.

In examining the data it was seen that the vein intervals defined by the assay results were the same using both sets of data except for one calculated intercept, where TAY Lab had a much higher gold value than SGS. The vein intercepts were calculated for each set of results and the results of that exercise are shown in Table 12.4.

Table 12.4	Comparison of TAY Lab and SGS Drillhole Assays

Drillhole	SGS		TAY Lab		% Diff Tay to SGS Lab
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)	Au	Ag
RO_127	34.54	1354	29.70	1157	-16%	-17%
PIL_7_08	6.8	222	6.18	181	-10%	-23%
PIL_7_09	3.19	142	1.46	92	-118%	-54%
PIL_7_09	2.28	378	1.80	287	-27%	-32%
PIL_7_23	41.40	2213	32.43	1657	-28%	-34%
PIL_7_23	38.44	3193	51.13	2806	25%	-14%
SOL_200	7.27	754	6.56	625	-11%	-21%
PIL_7_01	29.14	669	25.23	527	-15%	-27%
PIL_7_13B	25.07	1423	22.20	1268	-13%	-12%
PIL_7_13B	18.90	1062	16.80	922	-13%	-15%
PIL_7_13B	20.05	1060	12.77	884	-57%	-20%
Mean	20.64	1134	18.75	946	-10%	-20%

12.7	Conclusion

AMC accepts that there has been an issue with the TAY Lab. The sample data however has to be used in the Mineral Resource and Mineral Reserves estimates in absence of any other available at this time. While AMC considers the use of this data to be reasonable, as set out below adjustments have been made to the classifications used. Drilling should be carried out to substantiate the data in the current Mineral Reserves, and most importantly the laboratory issue is currently being addressed. There is no evidence to say that the quality of the sample data affects the gold and silver ounces produced, though it does impinge on decision making through the mining process.

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Checks have shown that there is not a gross overestimation of the grade that cannot be explained by dilution, and reconciliation is generally good. Therefore AMC recommends using the sample database for the current resource and reserve estimates but, due to uncertainty in the data quality, not classifying any of the resource as a Measured Mineral Resource.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

San Dimas is a mature operation with a sound basis of consistent production data. This production data is the basis for the recovery expectations at least in the five year mine plan period where ore sources come predominantly from the Roberta and Robertita veins of the Central Block, both of known characteristics.

Operating results from the last three years have recorded stable and consistent Au and Ag recoveries of 97-98% and 94-95% respectively, despite a slight falling trend in head grades. Hence AMC considers that the projected recoveries for the budget and five year plan of 97% Au and 94% Ag are reasonable.

As a consequence of this sound basis of operating data, no recent metallurgical testwork has been carried out.

AMC considers that the style of mineralisation, low sulphidation epithermal, is expected to continue as exploration advances within the Favourable Zone. However it does note the following:

  Some significant short term production will come from the Sinaloa Graben just to the west of the Central Block and, although expected to be similar to the Central Block, a composite of this material has been prepared for confirmatory testwork of its grinding and leaching characteristics.

  Previous ore from the Santa Lucia vein at the southern extremity of the Central Block has shown elevated Cu values. Although the contribution of Santa Lucia ore to the five year plan is very minor, its proportion does increase in the longer term so a composite of Santa Lucia ore should also be prepared for testwork, focused on the potential impacts of the copper content.

  From historical test data regarding copper levels and cyanide solubility, the other ore source of potential concern is the Santa Rita mine to the east. Santa Rita ore is a relatively small component of ore supply in 2012/13 only.

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14	MINERAL RESOURCE ESTIMATES

14.1	Background

Historically Primero, and its predecessors had estimated all resources and reserves by polygonal methods, which were then listed into what will be called, for this report, a resource database. Many of these entries had not been critically reviewed for some time and were not easily manipulated or tracked for mining purposes. To better assist mine planning Primero decided to change its principal estimation method and employ a block modelling approach for resource estimation for the main producing veins. These 15 veins located in the Central Block and Sinaloa Graben, were removed from the 2010 resource / reserve database for block modeling. This resulted in a total of 238 entries remaining in the database. These remaining entries, comprising polygonal estimates, and broad extrapolations, were initially reviewed by Primero and sorted by data support. They were then reviewed by AMC and Primero jointly and now make up a portion of the Inferred Resources.

M.r R. Webster, M.AIG of AMC, carried out the block modelling of the 15 veins and takes responsibility for these Mineral Resource estimates. Mr. J. M. Shannon, P.Geo, also of AMC takes responsibility for the Inferred Mineral Resources based on the original polygonal estimates that have been reviewed by AMC, and meet the criteria for classification as Mineral Resources.

A summary of the results of the estimated Mineral Resources, at a cut off of 2 g/t Au Eq. as of 31 December 2011, is shown in Table 14.1.

Table 14.1	Summary of Mineral Resources as at 31 December 2011

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Indicated	2.877	6.2	390	577	36,470
Inferred	5.83	3.8	320	704	60,770
Notes to Table 14.1:
1.	Mineral Resources stated as at 31 December 2011.
2.	Mineral Resources stated according to CIM guidelines.
3.	Mineral Resources include Mineral Reserves.
4.	A 2 g/t AuEq cutoff grade is applied where AuEq is calculated at a gold price of US$1,400 per troy ounce and a silver price of US$25 per troy ounce.
5.	A constant bulk density of 2.7 tonnes/m3 has been used.

14.2	Block Model Estimates

14.2.1	Introduction

AMC assisted Primero in its review of the most appropriate estimation method applicable at San Dimas for the producing veins. AMC then completed an independent Mineral Resource estimate for the veins that make up the current Mineral Resources and Mineral Reserves based on vein wireframes built by Primero site geologists under AMC’s initial guidance. The location of the 15 veins is shown in Figure 14.1 as a plan view.

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Figure 14.1	Plan View of Modelled Veins

The veins are also listed in Table 14.2 showing the number of constituent lenses for each vein. They are listed in order of tonnes contained, and this order is maintained through the rest of the report.

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Table 14.2	Vein Names and Details

Block	Vein	No. of lenses
Central Block	Robertita	1
Central Block	Roberta	1
Central Block	Santa Lucia	1
Central Block	Marina I	3
Central Block	Celia	2
Central Block	Castellana	1
Central Block	San Enrique	2
Central Block	Marina 2	4
Central Block	Soledad	1
Central Block	Gloria	2
Central Block	Gabriela	2
Central Block	Jael	1
Central Block	Angelica	2
Sinaloa Graben	Aranza	5
Sinaloa Graben	Elia	4

14.2.2	Data Used

Primero provided AMC with following data for each vein:

  Access data base containing the sample data

  Wireframe outline of the vein including all lenses

  Wireframe outline of the mined areas

  Wireframe outline of the development

The vein modelling was carried out on site and reviewed by AMC. These wireframes were modelled along the vein contacts, and were defined by structural geology, quartz veining mineral alteration and channel samples. An example of the wireframes and “as builts” for the Roberta Vein is shown in plain view in Figure 14.2 and in a 3 dimensional (3D) long sectional view in Figure 14.3.

Note in both figures the blue outline is the vein, orange the mined area, pink the development and the samples coloured by the gold grade.

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Figure 14.2	Plan View of Roberta Vein

Note the blue outline is the vein, orange the mined area, pink the development and the samples coloured by the gold grade

Figure 14.3	3D long Section of the Roberta Vein

Note the blue outline is the vein, orange the mined area, pink the development and the samples coloured by the gold grade

14.2.3	Vein Modelling Method

Modelling of each of the 15 veins was carried out using the 2D accumulation method. This involved:

  All dxf and access files were imported into Datamine.

  Veins were sub-divided into individual lenses, where necessary.

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  Samples located within each vein or lens were extracted.

  Samples with gold grades below 0.2 g/t, located at the end of a drillhole or channel were removed to better define the true vein width and grade.

  Samples were composited to the width of the vein or lens.

  True thickness of composited samples was calculated based on the vein orientation and dip.

  Composited samples were relocated to a constant north (veins generally strike east- west).

  Gold and silver accumulation was calculated by multiplying the grade by the true thickness.

  Statistical and variogram analysis of the accumulated grades and true thickness was carried out.

  A block model with blocks 10 m wide in the east and RL and the full vein thickness in the north direction was prepared.

  Block accumulation grades were estimated into each block using ordinary kriging.

  The gold and silver grades were back calculated by dividing the gold and silver accumulations by estimated thickness.

  The vein thickness was adjusted to the estimated true thickness.

  The blocks located within the areas of previous mining were identified and flagged.

14.2.4	Samples

The amount of sample data available is shown in Table 14.3. The vast majority of samples are channel samples. For the purpose of this resource modelling and estimation, the channels and drillholes are treated in the same manner.

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Table 14.3	Sample Data Available by Vein

Vein	No of holes/ channels	No of samples	Samples in vein	Full Width Composites used
Robertita	4,194	17,431	16,947	4,194
Roberta	5,268	26,427	25,790	5,268
Santa Lucia	3,360	20,389	19,237	3,360
Marina I	2,708	9,737	9,737	2,708
Celia	1,974	7,384	7,384	1,910
Castellana	1,269	4,441	3,984	1,269
San Enrique	566	2,389	2,211	566
Marina 2	669	2,009	1,890	668
Soledad	1,919	6,509	5,949	1,919
Gloria	413	942	870	411
Gabriela	662	2,677	2,436	662
Jael	443	1,574	1,447	442
Angelica	155	448	389	155
Aranza	308	1,455	1,276	309
Elia	301	1,654	1,620	301
Totals	24,209	105,466	101,167	24,142

14.2.5	Bulk Density

Bulk density measurements have not been systematically taken until recently. As not enough data has been collected or analyzed this data was not used and therefore AMC used a constant bulk density of 2.7 t/m3 for the estimation of the tonnes for all veins. This figure has been used in previous statements and reported in NI 43-101 reports. In the absence of any systematic and representative data AMC supports this figure at this time.

14.2.6	Statistics and Compositing

A statistical analysis and variography was carried out for each of the 15 veins, and has been documented individually for each. For the purposes of this report the detail of the individual veins has been amalgamated into tables that follow.

A total 24,209 drillholes or channel samples with 105,446 samples assayed for gold and silver were located within the veins. The sample statistics after the removal of samples at the ends of a sampled face or drillhole, with gold grades less than 0.2 g/t, is shown in Table 14.4 for gold, and 14.5, for silver. The gold and silver grade statistics for the composited sample over the full thickness of the vein are shown in Tables 14.6 and 14.7. The horizontal thickness after adjustment for vein strike and dip is shown in Table 14.8.

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Table 14.4	Statistics of Raw Sample Data – Gold

Vein	No. Samples	Mean Au (g/t)	Median Au (g/t)	Min. Au (g/t)	Max. Au (g/t)	Standard Deviation	Coeff V
Robertita	16,947	19.5	2.0	0.01	2,282.0	72.9	3.7
Roberta	25,790	12.3	1.6	0.01	2,170.0	50.5	4.1
Santa Lucia	19,237	2.8	0.5	0.01	865.8	11.2	4.0
Marina I	9,737	7.9	1.5	0.01	715.2	27.2	3.5
Celia	7,384	2.7	0.6	0.01	271.0	8.6	3.2
Castellana	3,984	3.6	0.5	0.00	244.5	12.1	3.3
San Enrique	2,211	4.3	0.6	0.01	589.9	19.4	4.5
Marina 2	1,890	12.0	0.9	0.00	718.9	49.1	4.1
Soledad	5,949	4.3	0.8	0.01	421.5	13.2	3.1
Gloria	870	13.7	1.5	0.01	371.3	36.7	2.7
Gabriela	2,436	3.6	0.9	0.01	159.7	8.6	2.4
Jael	1,447	5.4	0.7	0.01	218.2	16.4	3.0
Angelica	389	1.2	0.3	0.03	65.3	4.4	3.7
Aranza	1,276	6.1	0.5	0.01	667.5	27.6	4.5
Elia	1620	11.9	3.5	0.01	428.1	26.2	2.2

Table 14.5	Statistics of Raw Sample Data – Silver

Vein	No. Samples	Mean Ag (g/t)	Median Ag (g/t)	Min. Ag (g/t)	Max. Ag (g/t)	Standard Deviation	Coeff V
Robertita	16,947	916.0	126.0	0.5	43,097	2,613	2.9
Roberta	25,790	572.5	98.0	0.5	36,763	21,589	2.8
Santa Lucia	19,237	412.3	89.0	0.5	30,980	1,100	2.7
Marina I	9,737	443.7	93.5	0.5	35,334	1,376	3.1
Celia	7,384	297.3	66.0	0.5	21,696	886	3.0
Castellana	3,985	421.2	63.0	0.0	31,035	1,332	3.2
San Enrique	2,211	222.4	37.0	0.5	17,508	829	3.7
Marina 2	1,890	740.1	60.0	0.0	40,505	2,914	3.9
Soledad	5,949	372.0	79.0	0.5	22,622	930	2.5
Gloria	870	842.4	106.0	0.5	18,391	2,157	2.6
Gabriela	2,436	348.2	93.0	1.0	9,848	733	2.1
Jael	1,447	419.7	65.0	1.5	12,677	1,058	2.5
Angelica	389	98.4	28.0	0.5	3,765	270	2.7
Aranza	1,276	500.8	53.0	0.5	14,090	1,270	2.5
Elia	1,620	1041.2	334.0	0.5	32,310	2,017	1.9

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Table 14.6	Statistics of Composite Sample Data – Gold

Vein	No. Samples	Mean Au (g/t)	Median Au (g/t)	Min. Au (g/t)	Max. Au (g/t)	Standard Deviation	Coeff V
Robertita	4,194	18.1	3.9	0.01	827.8	45.1	2.5
Roberta	5,268	11.1	3.0	0.01	452.1	25.3	2.3
Santa Lucia	3,360	2.4	0.9	0.01	154.3	5.8	2.4
Marina I	2,708	6.8	1.8	0.10	239.8	16.1	2.4
Celia	1,910	2.7	1.1	0.10	72.4	5.1	1.9
Castellana	1,269	3.3	0.9	0.00	131.7	7.9	2.4
San Enrique	566	3.9	1.0	0.01	135.4	9.8	2.5
Marina 2	668	10.7	1.4	0.00	236.3	26.9	2.5
Soledad	1,919	4.2	1.3	0.01	138.6	9.1	2.2
Gloria	411	12.7	2.5	0.10	208.4	25.6	2.0
Gabriela	662	3.1	1.2	0.10	53.9	5.7	1.8
Jael	442	5.9	1.8	0.10	98.7	11.2	1.9
Angelica	155	1.4	0.4	0.04	43.7	4.1	3.0
Aranza	309	5.2	0.7	0.01	161.3	14.0	2.7
Elia	301	10.4	5.6	0.10	117.9	15.2	1.5

Table 14.7	Statistics of Composite Sample Data – Silver

Vein	No. Samples	Mean Ag (g/t)	Median Ag (g/t)	Min. Ag (g/t)	Max. Ag (g/t)	Standard Deviation	Coeff V
Robertita	4,194	852.2	242.6	0.5	20,033	1,629	1.9
Roberta	5,268	521.7	179.4	0.5	12,778	900	1.7
Santa Lucia	3,360	361.2	141.3	1.0	12,406	639	1.8
Marina I	2,708	385.7	119.7	0.5	9,018	813	2.1
Celia	1,910	298.8	115.9	6.0	5,536	535	1.8
Castellana	1,269	384.8	103.6	1.0	14,437	910	2.4
San Enrique	566	212.5	67.8	1.0	4,651	461	2.2
Marina 2	668	646.7	87.8	2.0	12,260	1,541	2.4
Soledad	1,919	356.2	128.0	1.0	8,087	663	1.9
Gloria	411	784.2	166.5	0.5	10,310	1,520	1.9
Gabriela	662	298.1	132.1	1.9	3,982	482	1.6
Jael	442	464.2	157.3	1.5	6,005	771	1.7
Angelica	155	104.8	40.1	3.8	2,535	242	2.3
Aranza	309	413.9	77.2	1.5	4,795	761	1.8
Elia	301	913.0	510.8	0.5	9,043	1,259	1.4

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Table 14.8	Statistics of Composite Sample Data – Thickness

Vein	No. Samples	Mean (m)	Median (m)	Minimum (m)	Maximum (m)
Robertita	4,194	2.2	2.1	0.10	16.6
Roberta	5,268	2.8	2.5	0.20	10.6
Santa Lucia	3,360	2.9	2.8	0.20	9.0
Marina I	2,708	2.0	1.8	0.05	17.8
Celia	1,910	1.7	1.6	0.20	17.8
Castellana	1,269	1.4	1.3	0.10	7.7
San Enrique	566	2.0	1.9	0.10	6.1
Marina 2	668	1.3	1.3	0.08	3.9
Soledad	1,919	1.3	1.1	0.10	9.9
Gloria	411	0.8	0.8	0.10	2.7
Gabriela	662	1.8	1.6	0.20	10.0
Jael	442	1.4	1.3	0.20	9.5
Angelica	155	1.1	1.0	0.30	2.8
Aranza	309	2.2	2.0	0.10	6.0
Elia	301	2.3	2.2	0.40	6.9

Log probability plots of the composited gold and silver grades were examined for each of the veins. These plots indicate that the gold grade is of a single population with a number of different detection limits used during assaying for different drilling programs. Based on these plots no capping was used on the composited data for the resource estimation.

Variogram analysis was undertaken on the gold and silver accumulated grades and horizontal thickness at a constant northing. For block grade estimation the results of the horizontal thickness variograms were used for all estimation, to remove any problems associated with the back calculation of gold and silver grades. The variogram parameters resulting from the analysis based on two structured variograms are shown in Table 14.9 for all the veins.

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Table 14.9	Variogram Parameters

Variogram Parameters		Range 1 (m)				Range 2 (m)
Vein	Nugget	Sill 1	E-W	Vertical	N-S	Sill 2	E-W	Vertical	N-S
Robertita	0.46	0.33	33	30	23	0.21	175	175	134
Roberta	0.27	0.33	18	7	1	0.43	78	31	30
Santa Lucia	0.35	0.07	17	13	10	0.58	29	30	51
Marina I	0.13	0.06	13	5	13	0.80	14	7	33
Celia	0.42	0.06	33	20	20	0.52	28	30	30
Castellana	0.21	0.16	10	10	10	0.63	40	18	40
San Enrique	0.17	0.25	20	13	10	0.58	44	30	28
Marina 2	0.40	0.33	17	19	10	0.27	38	26	10
Soledad	0.17	0.48	5	10	7	0.58	28	10	23
Gloria	0.51	0.20	24	38	38	0.29	37	79	80
Gabriela	0.25	0.09	19	33	20	0.66	28	53	28
Jael	0.32	0.01	29	33	20	0.67	38	40	38
Angelica	0.30	0.10	6	10	6	0.60	9	9	10
Aranza	0.19	0.13	19	20	20	0.68	40	56	40
Elia	0.27	0.28	22	32	20	0.56	25	39	40

14.2.7	Block Modelling

All veins were filled with blocks 10 m E x variable m N x 10 m vertical in size. Sub-blocking down to 2 m E x vein thickness m N x 2 m vertical in size was used to define the veins more accurately. All estimation was performed into parent cells only. Blocks were discretised using 4 x 1 x 4 points (X, Y and Z).

The estimation search parameters used to estimate block gold and silver accumulations and vein thickness for all veins were consistent. Only the search radii range and orientation was changed to reflect the results of the variogram analysis. A three pass Octant search was used.

The constant three pass search parameters used during block estimation by OK for gold and silver accumulation and vein thickness are shown in Table 14.10 for all of the veins.

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Table 14.10	Search Parameters

	Search Ellipse			Rotation			Number of samples
Vein	X Axis	Y axis	Z axis	Z axis	Y axis	X Axis	Min	Max	Max. per hole
Robertita	60	40	30	0	-350	0	4	8	1
Roberta	60	30	40	0	0	0	4	8	1
Santa Lucia	50	40	60	0	-200	0	4	8	1
Marina I	60	30	40	5	0	0	4	8	1
Celia	60	30	60	0	0	0	4	8	1
Castellana	60	40	40	0	0	0	4	8	1
San Enrique	60	40	40	0	0	0	4	8	1
Marina 2	40	30	30	-10	0	0	4	8	1
Soledad	40	40	35	0	0	0	4	8	1
Gloria	30	40	40	0	0	0	4	8	1
Gabriela	60	40	60	0	0	0	4	8	1
Jael	60	30	60	-10	0	0	4	8	1
Angelica	60	100	60	0	0	0	4	8	1
Aranza	30	20	40	0	0	0	4	8	1
Elia	30	40	40	0	0	0	4	8	1

14.2.8	Resource Classification of Block Models

Due to the poor QA/QC results AMC was unable to classify any of the resources as a Measured Resource under the CIM Guidelines. The resource classification was either Indicated or Inferred based on:

  The location of the face samples

  Areas that were previously mined

  Location of drillholes

The wireframes defining the veins were supplied by Primero and were generally based on limited sample data away from the areas mined or sampled by face samples.

The Indicated Resource was generally located within approximately 15 m from the levels containing faces samples. The Inferred Resource was located between the Indicated Resource and approximately 30 m from the levels containing face samples.

Figure 14.4 shows an example of the location of the Indicated and Inferred Resources in relation to the location of the face samples and drillholes.

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Figure 14.4	Typical Long Section showing Classification

Note: the grey outline represents the interpreted vein wireframe, in this case based on limited data.

14.2.9	Results of Block Model Estimation

The total Mineral Resource for these veins has been reported above a 2 g/t AuEq cut-off (where AuEq = Au (g/t) + (Ag (g/t) x 25/1,400), where 25 and 1,400 represent the chosen silver and gold price in US$. The breakdown for the Indicated and Inferred Mineral Resources by vein is shown in Table 14.11.

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Table 14.11	Block Model Estimates by Vein

Indicated
Block /Vein	Tonnes (kt)	Au (g/t)	Ag (g/t)	Contained Au Oz (Oz)	Contained Ag Oz (k oz)
Robertita	650	10.3	533	214,230	11,135
Roberta	551	7.0	338	123,540	5,984
Santa Lucia	412	2.0	185	26,130	2,448
Celia	226	3.1	330	22,390	2,399
Marina I	204	6.0	341	39,190	2,234
Castellana	195	3.4	403	21,420	2,528
San Enrique	143	5.9	308	27,220	1,414
Marina 2	71	8.0	500	18,260	1,141
Soledad	52	5.1	420	8,560	702
Gabriela	49	3.1	330	4,890	520
Gloria	37	9.8	603	11,640	717
Jael	33	4.0	346	4,260	367
Angelica	5	1.9	147	310	24
Aranza	153	5.9	508	28,870	2,499
Elia	96	8.6	765	26,520	2,362
Total	2,877	6.2	394	577,430	36,473
Inferred
Block /Vein	Tonnes (kt)	Au (g/t)	Ag (g/t)	Contained Au Oz (Oz)	Contained Ag Oz (k oz)
Robertita	494	6.6	345	104,050	5,481
Roberta	208	4.4	234	29,160	1,563
Santa Lucia	331	2.2	156	23,690	1,661
Celia	211	3.3	357	22,380	2,419
Marina I	170	6.6	412	36,070	2,251
Castellana	194	3.2	312	20,120	1,946
San Enrique	98	4.9	250	15,530	787
Marina 2	61	9.6	617	18,830	1,210
Soledad	35	4.4	393	5,000	442
Gabriela	72	3.3	360	7,680	833
Gloria	22	7.0	400	4,950	283
Jael	18	3.7	337	2,160	195
Angelica	5	2.2	165	350	27
Aranza	33	8.0	534	8,460	566
Elia	65	8.1	718	16,860	1,500
Total	2,017	4.9	326	315,280	21,165

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14.3	Polygonal Estimates

14.3.1	History of Polygonal Estimates

Historically Primero, and its predecessors had estimated all resources and reserves by a polygonal method on vertical long projections of the individual veins. These were amalgamated into a database which was a listing of blocks within veins in the different mining blocks, which are the fault bounded blocks discussed Section 7. These entries were tabulated and graphically represented in both a Mineral Resource and Mineral Reserve book, or compendiums, which appear to have been produced each year. After the 15 main producing veins, located in the Central Block and Sinaloa Graben, were removed from the 2010 resource / reserve database for block modelling a total of 238 entries were left in the database. These remaining entries, some of which are broad extrapolations, were initially reviewed by Primero and sorted by data support. They were then reviewed by AMC and Primero jointly and now make up that portion of the Inferred Mineral Resources which is shown in Table 14.11 as being “polygonal”. This review also included the “Total Probable Reserves by Diamond Drilling” quoted in the December 2010 statement, none of which remain in Mineral Reserves and are now Inferred Mineral Resources or exploration targets.

The text in Spring V. and Watts G. WGM Technical Report of March 2011 mainly refers to the estimation of the Mineral Reserves derived from blocks deemed to be in the Measured and Indicated categories. When these shapes were drawn and volumes calculated, they were then diluted so that Mineral Reserves were stated without the Mineral Resources first being estimated or stated. However there is some discussion on the Inferred Resources in above mentioned report which is included below. It discusses the entries which have been put together over time and refers to how Luismin viewed the compilation of Inferred Resources.

“Luismin also estimates Inferred Mineral Resources based on the geological interpretation of partially explored veins and the vertical extent of the "Favourable Zone" of the epithermal mineralization. An average grade is determined from the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings.

Past mining experience shows that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein in the Favourable Zone is very irregular but statistically occupies 30% of vein in the zone. The extent of extrapolation of an individual vein in the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies. The extrapolation of a particular vein is based on various individual criteria, e.g. the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings, by surface exposure and/or by intersection with diamond drillholes. The strength, width and character of the individual vein determine the geological confidence in the distance of the extrapolation of the vein.

A total of more than 100 veins, at Tayoltita, San Antonio and Santa Rita comprise the Inferred Mineral Resource of the San Dimas District. The various veins and the corresponding length, width and height projected are used to determine the total volume/tonnage of the Favourable Zone and ultimately the 30% of the total tonnage figure represents the Inferred Mineral Resources.”

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14.3.2	AMC Review

Initially a thorough review was carried out by Primero on the Mineral Resources and Mineral Reserves which were stated for December 2010. These totals were made up of some 300 entries. It is understood that many of these were legacy blocks and had not been put in context recently, and the total reserves did not form the basis of the current mine plan. The main outcomes of this review were as follows:

  0.9 M tonnes of the Proven Reserves are in abandoned areas that are not part of the current mining plan.

  2.1 M tonnes of the Probable Reserves were based on individual drillholes and are in isolated blocks spread out in more than 50 different veins. These blocks are in different planes and the distance between pierce points can be up to 324 m. In addition low grade intercepts are ignored in the estimation.

  7.4 M tonnes of Inferred Resources were estimated on geological assumptions only and these blocks were not based on any data.

AMC then reviewed all the entries and after removing the veins which were to be block modelled, the remaining veins outside the December 2011 Mineral Reserves were critically examined on the basis of support, and reclassified. These fell into three categories:

  Inferred Resources where “quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity”.2

  Blocks with poor support but represent excellent exploration targets.

  Blocks removed as being low grade, with poor or no support and / or away from current activities.

The total Inferred Mineral Resources estimated by the polygonal method are shown by vein in Table 14.12.

14.3.3	Calculation of Tonnage

For the estimation of the Probable Mineral Reserves based on Diamond Drilling the method employed was as follows: a square was drawn on the vertical longitudinal section with the drill hole centered on the square. Shape and size of the square depended upon the geological interpretation and thickness of the veins. This ranged from 25 m by 25 m for veins less than 1.0 m thick to 50 m by 50 m for veins greater than 1.5 m thick. This procedure was not replicated by AMC and was accepted for this exercise as these blocks are now all classified as Inferred Mineral /Resources. An example of such polygons are shown on a long section in Figure 14.5.

________________________________________
2 From CIM Definition Standards, November 27, 2010

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Figure 14.5	Example of Polygons on a Schematic Long Section

The tonnage can be calculated by length times height by vein thickness or can be done in Autocad as discussed in Section 12 for more complex shapes and in more recent estimates. In all cases a bulk density of 2.7 t/m3 has been used historically, and has not been changed for this estimate.

14.3.4	Results of Review of Polygons

The total Inferred Mineral Resource for the historical polygons has been reported above a nominal 2 g/t AuEq cut-off (where AuEq = Au (g/t) + (Ag (g/t) x 25/1,400). The breakdown for the Inferred Mineral Resources by vein is shown in Table 14.12.

Table 14.12	Polygonal Inferred Mineral Resource Estimates by Block

Area	Vein	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz	Contained Ag Oz (k oz)
Tayoltita	Multiple	1.830	2.9	302	171,150	17,746
Santa Rita	Multiple	1.045	2.7	363	91,200	12,202
Central Block	Multiple	417	4.5	356	60,660	4,779
Alto Arana Norte	Multiple	327	3.0	282	31,960	2,972
El Cristo Area	Multiple	114	4.0	266	14,540	973
San Vicente Area	Multiple	43	4.7	253	6,480	351
Sinaloa Graben	Multiple	39	9.8	463	12,370	585
Total		3,816	3.2	323	388,360	39,608

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14.4	Mineral Resource Estimate

The estimated Mineral Resources as at 31 December 2011 are shown in Table 14.13. As discussed above, the Inferred Mineral Resource is a mix of block modelled and polygonal estimates, as shown in this table. A simplified summary without the distinction of methodology applied is shown in Table 14.1.

Table 14.13	Summary of Estimated Mineral Resources as at 31 December 2011

Classification	Comment	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Indicated	Block Modelled	2.877	6.2	390	577	36,470

Inferred	Block Modelled	2.017	4.9	330	315	21,170
	Polygonal	3.816	3.2	320	388	39,600
	Total Inferred	5.833	3.8	320	704	60,770

Notes to the Table above:
1. Mineral Resources stated as at 31 December 2011.
2. Mineral Resources stated according to CIM guidelines.
3. Mineral Resources include Mineral Reserves.
4. A 2g/t AuEq cutoff grade is applied where AuEq is calculated at a gold price of US$1,400 per troy ounce and a silver price of US$25 per troy ounce.
5. A constant bulk density of 2.7 tonnes/m3 has been used.

In the 2010 estimate Measured and Indicated Mineral Resources were not stated. Only Proven and Probable Mineral Reserves and Inferred Mineral Resources were reported. The Inferred Mineral Resources stated in 2010 were 16.85 Mt at a grade of 3.7 g/t Au and 330 g/t Ag. The Primero and AMC review discussed in Section 14.3 of this report resulted in the remodelling, and reclassification of this total Inferred Resource and downgraded the resources on the basis of grade and data support. Much of this total has now been absorbed into targets for further exploration discussed in Section 14.5 on Exploration Potential.

AMC is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors which may materially affect the Mineral Resources.

14.5	Exploration Potential

There is significant exploration potential at San Dimas in addition to the stated Mineral Resources and Reserves. The scale of the identified targets is in the order of 6 to10 million tonnes at grade ranges of 3 to 5 g/t of gold and 200 to 400 g/t of silver. This potential mineralization has been estimated from geological and grade modelling, and includes portions of the previously reported (2010) resources that have been excluded from the 2011 resource base. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

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15	MINERAL RESERVE ESTIMATES

15.1	Introduction

Table 14.13 summarizes the 2011 Mineral Resources. To convert Mineral Resources to Mineral Reserves, mining cut-off grades are employed, mining dilution is added and mining recovery factors are applied on an individual vein mining block basis. Only Indicated resources have been used for Mineral Reserves estimation.

15.2	Methodology

AMC has assumed that the current drill-jumbo and jackleg cut and fill mining methods would continue to be practised at San Dimas, with respective minimum mining widths of 3.0 m and 1.0 m. On a general basis, vein widths up to 2.2 m have been assumed to be mined by jackleg, and those over 2.2 m by jumbo. For both jackleg and jumbo mining, unplanned dilution of 0.2 m on each side of the planned mining width and 0.2 m of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 58%. For the Indicated material in the 15 veins upon which the reserve estimate is based, the respective mined tonnes from jumbo and jackleg mining are estimated at 45% and 55% respectively.

The block model for each vein has parent block dimensions of 10 m by 10 m by the width of the vein, with sub-celling to 2 m by 2 m x vein width. For vein volume estimation, AMC has reviewed the vein in 10m Easting sections at 2 m height and has calculated a true vein width for each section based on the average azimuth and dip of that section. An average density of 2.7 t/m3 has been assumed. Unplanned dilution for each block has been added to the block volume calculation as per the above unplanned dilution factors.

15.3	Mining Cut-off Grade

A total site operating cost of just over $95/t and selling costs of $3.25/t have been assumed for the cut-off grade calculation. These costs are in line with actual 2011 results and the mine budget for 2012. Cut-off grade calculation parameters are summarized in Table 15.1.

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Table 15.1	Cut-off Grade Calculation Parameters

Parameter	Value
Operating Cost	$95.28
Selling Cost	$3.25
Ag recovery	94%
Au Recovery	97%
Au price/oz	$1,250.00
Ag price/oz	20.00
Ag price realised	$4.08
Exchange Peso/USD	13.00

See Section 19.2 for explanation of the silver price
All $ are USD

Based on the parameters indicated in table 15.1, a Mine Cut-off Grade of 2.52 g/t AuEq was calculated. This cut-off grade requires that the material in question carry all mine operating and selling costs. Where all development to a given mining area is in place, a Mining Block Cut-off Grade of 2.14 g/t AuEq has been used (Marginal 1-Type Ore). Where mining in a given vein is underway and a choice is to be made on in-vein material being sent to the mill as ore or categorized as waste, a third Cut-off Grade of 0.75 g/t AuEq has been employed (Marginal 2-Type Ore). Percentages of Marginal 1- and Marginal 2-Type Ores in the Reserves are 6% tonnes & 1% ounces and 8% tonnes & 1% ounces respectively. The Indicated Resources from which the Reserves are calculated are therefore seen to be relatively insensitive to cut-off grade.

15.4	Dilution and Mining Recovery Factors

15.4.1	Dilution

As indicated above, vein widths up to 2.2 m have been assumed to be mined by jackleg, and those over 2.2 m by jumbo. For both scenarios, unplanned dilution of 0.2 m on each side of the planned mining width and 0.2m of fill floor dilution has been assumed. Figures 15.1 and 15.2 are illustrations of the dilution assessment approach for each type of vein width/ equipment use.

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Figure 15.1	Dilution Schematic – Jumbo Mining

Figure 15.2	Dilution Schematic – Jackleg Mining

15.4.2	Mining Recovery Factors

Other than for sill mining, average recovery throughout each mining block, for both jumbo-drill and jackleg mining, has been assumed to be 95%. For sill pillars, which in the modelling process have been assumed to be the 4m thickness at the top of the mining block and immediately below the sill drive, a factor of 75% has been used. Figure 15.3 is a simple, long-section schematic illustrating the mining recovery factors.

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Figure 15.3	Long-Section Schematic - Mining Recovery Factors

15.5	Mineral Reserves

15.5.1	Mineral Reserves Statement

San Dimas Mineral Reserves have been estimated as per Table 15.2 below.

Table 15.2	Mineral Reserves

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)

Probable	3.514	4.5	280	505	31,800

Notes to Reserve Statement:
1. Cutoff grade of 2.52g/t AuEq based on total operating cost of US$98.5/t. Metal prices assumed are Au - US$1,250 per troy ounce and Ag - US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.
2. Processing recovery factors for gold and silver of 97% and 94% assumed.
3. Exchange rate assumed is 13 pesos/US$1.00

AMC notes that the average Reserve Au and Ag grades are around 17% and 22% respectively higher than reported mined grades for 2011. AMC believes that the difference can be explained by a combination of factors, including the fact that lower grade ore is currently economic due to prevailing high metal prices, and site dilution control practices.

15.5.2	Reserves Breakdown by Vein

Table 15.3 shows the breakdown by vein of tonnes and grade for the 15 veins comprising the Mineral Reserve. AMC notes that 47% of tonnes, 58% of Au ounces, and 47% of Ag ounces are contained in two veins, Roberta and Robertita.

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Table 15.3	Reserves Breakdown by Vein

Area	Vein	Tonnes (t)	Au (g/t)	Ag (g/t)	Contained Au Oz	Contained Ag Oz
Central Block	Robertita	989,321	5.9	309	188,551	9,842,254
Central Block	Roberta	678,921	4.8	231	104,611	5,035,831
Central Block	Santa Lucia	335,889	2.0	171	21,495	1,843,202
Central Block	Marina I	235,457	4.6	262	34,653	1,985,270
Central Block	Celia	232,934	2.5	272	18,939	2,034,311
Central Block	Castellana	230,815	2.6	301	18,938	2,231,192
Central Block	San Enrique	169,524	4.6	237	24,931	1,292,874
Central Block	Marina 2	77,313	6.5	401	16,041	995,646
Central Block	Soledad	74,523	3.2	261	7,675	626,063
Central Block	Gloria	55,896	5.7	353	10,282	634,148
Central Block	Gabriela	53,490	2.4	260	4,197	447,896
Central Block	Jael	39,945	2.9	253	3,774	325,460
Central Block	Angelica	2,586	1.8	123	146	10,228
Sinaloa Graben	Aranza	197,387	4.2	365	26,807	2,316,536
Sinaloa Graben	Elia	139,907	5.4	485	24,453	2,179,879
Total		3,513,909	4.5	281	505,492	31,800,789

Note: all Probable Mineral Reserves and footnotes for Table 15.2 apply.

15.5.3	Conversion of Indicated Resources to Reserves

Table 15.4 compares Indicated Resources and Probable Reserves for the 15 San Dimas veins considered in the Reserve estimation.

Table 15.4	Resource and Reserve Comparison by Vein

Area	Vein	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Robertita	Resource	650,000	10.25	533	214,234	11,134,867
	Reserve	989,321	5.93	309	188,551	9,842,254
	Difference	52%	-42%	-42%	-12%	-12%
Roberta	Resource	551,000	6.97	338	123,541	5,983,786
	Reserve	678,921	4.79	231	104,611	5,035,831
	Difference	23%	-31%	-32%	-15%	-16%
Santa Lucia	Resource	412,000	1.97	185	26,130	2,447,688
	Reserve	335,889	1.99	171	21,495	1,843,202
	Difference	-18%	1%	-8%	-18%	-25%
Marina 1	Resource	204,000	5.98	341	39,195	2,233,786
	Reserve	235,457	4.58	262	34,653	1,985,270
	Difference	15%	-23%	-23%	-12%	-11%

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Area	Vein	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Celia	Resource	226,000	3.08	330	22,385	2,399,088
	Reserve	232,934	2.53	272	18,939	2,034,311
	Difference	3%	-18%	-18%	-15%	-15%
Castellana	Resource	195,000	3.42	403	21,423	2,527,758
	Reserve	230,815	2.55	301	18,938	2,231,192
	Difference	18%	-25%	-25%	-12%	-12%
Elia	Resource	96,000	8.59	765	26,520	2,361,925
	Reserve	139,907	5.44	485	24,453	2,179,879
	Difference	46%	-37%	-37%	-8%	-8%
San Enrique	Resource	143,000	5.92	308	27,221	1,413,984
	Reserve	169,524	4.57	237	24,931	1,292,874
	Difference	19%	-23%	-23%	-8%	-9%
Aranza	Resource	153,000	5.87	508	28,871	2,499,457
	Reserve	197,387	4.22	365	26,807	2,316,536
	Difference	29%	-28%	-28%	-7%	-7%
Marina 2	Resource	71,000	8.03	500	18,330	1,140,395
	Reserve	77,313	6.45	401	16,041	995,646
	Difference	9%	-20%	-20%	-12%	-13%
Soledad	Resource	52,000	5.12	420	8,562	702,563
	Reserve	74,523	3.20	261	7,675	626,063
	Difference	43%	-37%	-38%	-10%	-11%
Gloria	Resource	37,000	9.78	603	11,638	717,119
	Reserve	55,896	5.72	353	10,282	634,148
	Difference	51%	-42%	-41%	-12%	-12%
Gabriela	Resource	49,000	3.10	330	4,891	519,980
	Reserve	53,490	2.44	260	4,197	447,896
	Difference	9%	-21%	-21%	-14%	-14%
Jael	Resource	33,000	4.01	346	4,257	366,945
	Reserve	39,945	2.94	253	3,774	325,460
	Difference	21%	-27%	-27%	-11%	-11%
Angelica	Resource	5,000	1.90	147	305	23,577
	Reserve	2,586	1.76	123	146	10,228
	Difference	-48%	-7%	-16%	-52%	-57%
Total	Resource	2,877,000	6.24	394	577,501	36,472,917
	Reserve	3,513,909	4.47	281	505,492	31,800,789
	Difference	22%	-28%	-29%	-12%	-13%

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Reserve tonnes are 22% higher than Resource tonnes, and Reserve grades of Au and Ag are 28% to 29% lower than Resource grades, largely due to mining dilution. Reserve ounces of Au and Ag are at 87% to 88% of Resource ounces; this is mainly a reflection of stope design and areas that are not economically viable under the Reserve cost and price parameters because of grade and/or location.

15.5.4	Reserve Sensitivity

As a simple sensitivity exercise, prices of US$1700/oz for Au and US$30 for Ag were applied to the final reserve estimate, giving a total of 3.8 m tonnes at 4.2 g/t Au and 270 g/t Ag for 514,000 oz Au and 32 m oz Ag. AMC believes that a more detailed assessment at these metal prices would result in a further incremental increase in tonnes and Au and Ag ounces, with an incremental decrease in grade.

15.5.5	Comparison 2010 and 2011 Reserves

Table 15.5 shows tonnes, grades and ounces for 2010 Reserves as reported and 2011 Reserves. Comparison indicates 33% less tonnes, 37% less Au ounces and 45% less Ag ounces from 2010 to 2011. The differential is primarily associated with the revised approach to the statement of Mineral Resources and Mineral Reserves for San Dimas, which includes a new estimation methodology. The 2011 total also includes the depletion through mining in 2011.

Table 15.5	Comparison of 2010 and 2011 Reserves

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
2010 Mineral Reserves Total
Proven and Probable[1,2]	5.881	4.7	330	886	62,860
2011 Mineral Reserves Total (All Probable)	3.514	4.5	280	505	31,800

1: Includes “Total Probable Reserves by Diamond Drilling” quoted in the December 2010 statement, none of which remain in Mineral Reserves and are now Inferred Mineral Resources or exploration targets.
2: 663,000 tonnes reported mined in 2011 at 3.8 g/t Au and 229 g/t Ag, containing 80 k oz Au and 4,603 k oz Ag.

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16	MINING METHODS

16.1	General Description

The San Dimas Mine operation includes five underground gold and silver mining areas: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block (Tayoltita Mine), and the Arana Block (Santa Rita Mine). Mining activities are conducted by both contractor and Primero personnel. Typical mining of the vein systems is by mechanized cut-and-fill, with primary access provided by adits and internal ramps from an extensive tunnel system through the steep, mountainous terrain. Vein thickness varies from 0.1 m up to 15 m with the average around 1.5 m. Some veins have a strike length of more than 1,500 m. Vein dips vary from about 350 to sub-vertical, the latter being decidedly more prevalent. The Central Block is scheduled to provide the majority of mine production during 2012. West Block production is now considered as part of the Central Block Mine.

The Tayoltita mine is the oldest operating mine in the San Dimas area and, at 400 m distance, is the closest operation to the process plant and town site of Tayoltita. The main access is via a 4 km tunnel (the Tayoltita Tunnel) from a portal approximately 3 km to the northeast of the Tayoltita mill site.

The West Block mine is located 7 km west of the Tayoltita mine. The mine is accessed from Tayoltita by a 3 km road that parallels the Piaxtla river to the portal of the San Luis tunnel, passes through the tunnel, and then continues along the San Vicente Creek bed to the Contraestaca village, an approximate driving time of 45 minutes.

The Central Block area, currently the main mining area at San Dimas, is located 2 km northwest of Tayoltita. It is linked to it by the San Luis tunnel. It is also now connected by underground development to the West Block mining area.

The Santa Rita mine main access is by adit, approximately 3 km northeast of the Tayoltita mill site.

The Sinaloa Graben Mine has recently been brought into production, with major exploration and growth anticipated; it is located about 1 km from the Central Block mine.

Figure 16.1 is a surface plan view showing the general location of the different mining areas.

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Figure 16.1	San Dimas Mining Areas

Durango State
Sinaloa State
N
Tayoltita
Central Block
Santa Rita
Sinaloa Graben
West Block
Legend
Piaxtla River
State Limit
Scale
0
2
4
KILOMETERS

16.2	Historical Mines Production & Costs

16.2.1	Production

San Dimas historical production through 2011 has been referenced earlier in Table 6.3 of Section 6. Primero acquired the San Dimas Mine on 6 August 2010. From 6 August 2010 to 31 December, 2011, mine production was 919,840 tonnes, grading 3.89 g/t gold and 229 g/t silver. Production in 2011 was 79,564 ounces of gold and 4.6 million ounces of silver, and that for 2010 was 85,429 ounces of gold and 4.5 million ounces of silver. Ore milled tonnes and grade statistics for 2010, (full year) and 2011 are summarized in Table 16.1.

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Table 16.1	San Dimas Production 2010 and 2011

Year	Tonnes	Grade
		Au (g/t)	Ag (g/t)
2010	612,253	4.5	244
2011	662,612	3.9	226

Primero noted a 14% decrease in grades in the main production stopes when comparing 2011 to 2010. The impact of the decline was partially offset by an 8% increase in throughput from an average of 1,800 tonnes per day in 2010 to 1,950 tonnes per day in 2011.

Table 16.2 shows 2011 production by vein and mining area. Approximately 64% of production was mined in the Central Block, with two veins – Robertita and Roberta – contributing about 50% of the mine total.

Table 16.2	2011 Production by Vein and Area

Block	Vein	Milled Ore
		Tonnes	Oz Au	Oz Ag
Tayoltita - Santa Rita	Tayoltita	66,277	3,099	229,335
	Sta. Lucia	66,951	1,960	315,216
	Rezagas	10,195	651	46,174
	Des. Tay.	6,494	284	24,223
	Total	149,917	5,995	614,947
Central Block	Castellana	5,192	219	26,007
	Soledad	8,411	713	57,415
	Jael	4,622	803	52,829
	Gloria	1,194	187	9,200
	Marina I	17,310	2,375	118,755
	Marina II	3,684	667	31,023
	Robertita	282,231	42,101	2,033,714
	Roberta	49,094	7,941	346,020
	San Enrique	13,162	1,317	55,927
	Des. Block C.	11,821	1,235	77,211
	Patio Treviño	25,199	2,549	190,175
	Total	421,919	60,109	2,998,277
Sinaloa Graben	Graben Sin.	90,776	13,461	989,622
	Total	90,776	13,461	989,622
San Dimas Mine	Total	662,612	79,564	4,602,846

16.2.2	Operating Costs

Table 16.3 shows a breakdown of 2011 costs by operating function. Total costs, inclusive of refining expenses, were $65.4M. Cost per tonne milled was $98.72. Cash costs on a gold equivalent basis were $640 per ounce. Main cost increases over 2010 ($584 per ounce)

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were in personnel (new hires, higher wages and benefits); cyanide; and power (below average rainy season reduced power from the Company’s hydro generating facility and required power to be purchased off the grid). In addition, a higher proportion of exploration expenditures were incurred in the main production areas of the mine rather than future production areas, so relatively more exploration costs were expensed. Although gold production in 2011 was 7% lower than 2010, the impact of selling a portion of silver production at spot prices increased gold equivalent ounces of silver by 53% in 2011 as compared to 2010. On a by-product basis, the benefit of silver spot sales reduced total cash costs to $384 per gold ounce in 2011 from $471 per gold ounce in 2010

Table 16.3	2011 Cost Breakdown by Operating Function

San Dimas 2011 Costs	$US M
Operations	5.808
Preparation	2,949
Exploration	1,205
Geology, Engineering, etc	9,832
Treatment Plant	8,690
Maintenance	12,056
Admin, Services	22,625
Total Operation	63,166

Refining	2,244

Ore Milled (tonnes)	662,610

Cost/tonne milled	$98.72

16.3	Mining Methods & Mine Design

16.3.1	Geotechnical and Hydrogeological Considerations

Ground conditions throughout most of the San Dimas operations are good. The need for installation of ground support is assessed on an on-going basis as development and stoping progresses. In flatter-dip vein areas where the stopes tend to be wider, rock bolts and screen may be installed and low-grade pillars left for support. Apart from in some minor problem areas, in general, no bolting is used in the main haulage ramps and drifts. Shotcrete, steel arches and lagging are also used as deemed necessary.

Figure 16.2 shows the back of a wider stoping area where bolts and screen have been installed.

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Figure 16.2	Back Support in Wider Stoping Area

Water inflow has not been a significant concern in the San Dimas mine area. Indicative of this are dewatering requirements for the mine pumping systems as noted in Section 16.3.8.

16.3.2	Development and Access

Access to the mining areas is by adits and internal ramps. The isometric view shown as Figure 16.3 is an example of development adjacent to a vein, in this case the Marina 1 vein.

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Figure 16.3	Marina 1 Vein Access Development

Main accesses are typically driven at 5.0 m W x 5.0 m H, with accesses to the stopes at 3.0 m W x 3.0 m H. Typical rail haulageway dimensions are 3.5 m W x 3.5 m H. Main ramps are generally driven at +/- 15%. Figure 16.4 is a representative composite plan view schematic showing a ramp driven adjacent to a vein and alternate accesses in to the stope at 12.5% and 15% (see also the corresponding representative vein long-section schematic as Figure 16.6) .

Figure 16.4	Composite Plan Schematic - Ramp and Stope Access

Figure 16.5 is a representative local isometric view showing accesses into a vein at different elevations from a ramp.

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Figure 16.5	Isometric View of Vein Access from a Ramp

16.3.3	Mining Methods & Stope Design

Mechanized cut-and-fill mining is the predominant mining method at San Dimas, using drill jumbos or jacklegs and load-haul-dump machines. Minimum mining widths of 2.5 m and 0.8 m for jumbo and jackleg mining respectively may be attainable. AMC notes that it has used respective values of 3.0 m and 1.0 m in its reserve estimation as it believes that these are more representative of current mining practices. Waste rock is used as fill material and provides both wall support and a working base from which to take subsequent cuts after the initial sill cut. Figure 16.6 is a representative long-section schematic showing the cut pattern followed after establishing accesses such as those depicted in Figure 16.4 above. Typically, an initial 3.5 m-high sill cut is taken followed by a second 3.0 m cut. Waste rock is then used to fill the void to about 1.0 m from the back so as to form the working floor for the next cut. The next 3.0 m cut is then breasted down on top of the fill. When this ore is mucked out, filling occurs again to within about 1.0 m of the back. The process is repeated until within about 4.0 m of the next sill cut. Sills beneath waste fill are mined using uppers. The general mining recovery factor is about 95%, and that for sill mining is about 75%.

Figure 16.6	Cut and Fill Long Section Schematic

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Figure 16.7 is a photograph showing a typical stope cut with a paint-line marked on the footwall. This indicates the depth to which the stope is to be filled and also serves as a reference line to prevent over-dig in subsequent mucking.

Figure 16.7	Stope Cut

Some of the key factors affecting mining in each area are listed below:

  Tayoltita - veins vary from about 1 m to 3 m in width and generally dip at 75-800; jack- legs or jumbos used for cut and fill.

  Santa Rita - vein dip varies from sub-vertical to as low as 350, which has allowed for room and pillar mining in some of the flatter lying areas.

  Central Block and West Block - operations vary according to the width of the veins, which ranges from 1 m to 6 m; all are exploited by conventional cut and fill.

  Sinaloa Graben - exploration and mining to date suggest higher grade mineralization than in the adjacent Central Block, and with greater widths. This area will play a large part in the future of the San Dimas mine.

A factor that is particularly important throughout the San Dimas operations is dilution control. Variability in vein thickness, dip and continuity, accommodation of opening size and shape to equipment constraints, wall sloughing, drill and blast control, and fill dilution may all contribute to overall dilution and grade control problems. AMC considers that there is room for optimization at San Dimas in at least some of these areas.

16.3.4	Ore & Waste Haulage

The basis for ore haulage at San Dimas is LHD equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

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Tayoltita Mine - ore moved from stopes by LHD, then by rail haulage to surface through the main access tunnel.

Santa Rita - ore hauled by LHD to either an internal shaft or directly to rail haulage in the main access tunnel. The shaft has a double drum hoist with 2.2 t skips. The Santa Rita mine is currently not in operation.

Central Block - ore haulage is by LHD equipment, then by truck through the San Francisco Tunnel and onwards by road to the Tayoltita mill.

Graben - similar to Central Block; the tunnels that serve as the main haulage levels for the Sinaloa Graben (and the Central Block) areas were completed during the first quarter of 2010.

16.3.5	Equipment and Manpower

The workforce at San Dimas is made up of company personnel (staff and unionized) and contractor personnel. Table 16.4 is a breakdown of personnel as of the beginning of 2012.

Table 16.4	San Dimas Personnel at January 2012

Area	Sub total	Staff - non unionized	Unionised	Power Plant	Security guards	Teachers	Contractors
Engineering & Construction	10	10
Administration	130	106			24
Warehouse	17	12	5
Geology	47	29	18
Environment	2	2
Human Resources	37	18				19
Mill	93	28	65
TATSA Airline	6	6
Planning	60	51	9
Corporate Social Responsibility	1	1
Safety	7	7
Diesel maintenance	83	37	46
Electrical/mechanical maintenance	133	35	84	14
Sinaloa Graben Mine	72	60	12
Tayoltita mine	119	9	110
Central Block mine	366	75	218				73
Totals	1183	486	567	14	24	19	73

Table 16.5 is a summary of San Dimas mine equipment as of the end of 2011.

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Table 16.5	Equipment Summary

Equipment	Number
Drill jumbo	17
Jumbo bolter	3
Scoop	40
Truck	2
Ancillary vehicles	34
Utility vehicles	69

AMC notes that some equipment numbers see high but may be a reflection of the number and dispersed nature of the San Dimas mining operations.

16.3.6	Ventilation

The San Dimas ventilation system is set up in four main circuits, namely Graben-Sinaloa, Central Block, Tayoltita and Santa Rita. The four systems operate independently of each other. Fresh air enters at the mine portals and is directed to working areas. Ventilation fans are installed on surface at the top of exhaust raises to pull return air from the mine. Ventilation flows are based on regulatory requirements for the workforce and diesel equipment operating in each zone.

16.3.7	Backfill

As indicated earlier, waste rock material is used as backfill in stopes. Local delivery is by LHD and trucks are employed if longer-distance transport is required.

16.3.8	Dewatering

Dewatering systems comprising main and auxiliary pumps are in place at each of the mine areas.

In the Central Block, main pumps of 100, 150 and 300 hp provide a combined capacity of around 1500 gpm; actual quantities moved to surface are in the 400 – 500 gpm range.

In the Graben area, – 2 x 75 hp pumps (moving 455m of head) and one x 100 hp pump provide over 100 gpm capacity.

One x 50 hp pump gives around 100 gpm capacity in the Tayoltita area.

Santa Rita has 300 gpm capacity from a 150 hp pump.

Additional pumping requirements and necessary extensions to individual systems have been recognized and allowed for in cost estimating for 2012 and beyond.

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16.3.9	Water Supply

Water for the mining operations is obtained from recycled underground water (Central Block), from wells and from the Piaxtla River. Primero supplies water to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

16.3.10	Power Supply

Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). This is further discussed in Section 18.3.

16.3.11	Compressed Air

15 compressors supply compressed air to the San Dimas operations; five are diesel powered and 10 are electrically powered.

16.3.12	Explosives

The main powder magazine for the San Dimas operation is located on surface. Explosives are transported from the surface magazine to four separate underground magazines located in the Tayoltita, Sinaloa-Graben, Santa Lucia and Central Block areas. Authorized workers have access to the underground power magazines on a daily basis.

16.3.13	Safety

The San Dimas operations reported a fatality and three lost-time accidents in 2011 and no significant environmental incidents. The accident frequency per 1,000,000 man-hours in 2011 was 0.92. Prior to that, the frequency had been reduced from an index of 8.53 in year 2004 to 2.14 in year 2009 and 2.37 in 2010 The company has been following a path of introducing internationally accepted guidelines throughout the operations.

16.4	Production & Scheduling

16.4.1	Development Schedule

The San Dimas underground development plan for 2012 envisages a similar development rate and number of metres of advance as achieved in 2011, namely about 79 m/day (see Section 16.3.2) . The 2012 development effort will be focused in the main mining (Central Block) and exploration (Sinaloa Graben) blocks. Only two of the more than 20 known veins in the Graben block have been mined, with the remainder still unexplored.

16.4.2	Production Schedule

Table 16.7 is a summary of the San Dimas production schedule for 2012. AMC notes that the tonnage projection is 8% higher than the production achieved in 2011, while gold and silver grade projections are 3% and 4% less than the respective grades reported for 2011. AMC believes that these projections are reasonable relative to the resources available to mine and those to be brought on stream, but acknowledges that there is some risk in being able to meet the increased production target.

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Table 16.6	San Dimas 2012 Production Schedule Summary

	Total	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Mine Production (kt)	714	56	54	60	60	61	59	60	59	59	59	63	64
Au Grade (g/t)	3.74	3.85	4.04	3.66	3.66	3.68	3.69	3.65	3.67	3.64	3.71	3.83	3.80
Ag Grade (g/t)	225	232	231	228	229	227	226	224	224	221	219	223	218

16.5	Mining Recommendations

The revised resource and reserve estimation methodology should be adapted, as appropriate, and fully incorporated into the mine planning process. Particular focus should be placed on scheduling of development and fill activities as they will be critical to achieving increased production targets.

Implementation of a dilution control program is recommended, with key aspects being mining width, geology control, and drill and blast practices.

AMC advises that flexibility of decision making be maintained when determining use of jumbo or jackleg mining relative to a particular stoping situation (vein width, variability, position in cut sequence, ground conditions, etc.).

Numbers and types of equipment should be examined relative to operating location and changing production demands.

Investigation of supplementary mining methods such as longhole benching is recommended. Such an investigation, including scheduling and cost-benefit analysis, may cost of the order of $100,000.

AMC acknowledges that the level of operating costs is a reflection of several factors, including the number and widespread nature of the mining operations, but recommends that a critical examination of those costs be undertaken to identify potential opportunities for improvement.

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17	RECOVERY METHODS

17.1	Introduction

The San Dimas District now has one milling facility at Tayoltita to process the production from the four active mining areas in San Dimas. The Tayoltita Mill (Mill) has a conventional process flowsheet (see the simplified flowsheet diagram in Fig 17.1) that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of the gold and silver.

Table 17.1	Summary of Production over Three Year Period

	2009	2010	2011
Tonnes Milled	673,311	612,253	662,612
Grade Au (g/t)	5.36	4.46	3.86
Grade Ag (g/t)	249	244	226
Recovery Au %	97.4	97.4	97.1
Recovery Ag %	94.6	94.0	94.4
Oz produced Au	113,018	85,429	79,564
Oz produced Ag	5,093,385	4,532,006	4,628,641

The above table demonstrates the consistency of mill performance referred to in Section 13. The main issue in maintaining gold and silver production has been the falling head grade.

17.2	Tayoltita Mill Description

The Mill presently employs two-stage crushing and two ball mills (12' x 14') that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant (CCD) circuit with the gold and silver recovered from solution in a zinc precipitation circuit.

Pumping systems to transport high density tailings (53% solids) slurry to a box canyon nearly 2 km distant and with 125 m elevation gain rely on a Putzmeister piston pump with three Geho piston diaphragm umps as back-up. The Geho pumps are being replaced with a second Putzmeister piston pump as described in Section 18.5.2.

Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars (average 98% pure).

The Mill has undergone a series of plant expansions over its operating life which has resulted in two small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. An expansion at Tayoltita in 2003 increased the nominal capacity to 2,350 tpd to replace the capacity required for shutdown of the San Antonio Mill. Currently the Tayoltita Mill is operating at an average of approximately 2,100 tpd, based on 340 operating days per year.

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A further expansion is being contemplated to either 2,500 tpd or 3,000 tpd and preliminary engineering has been completed. The expansion will likely consist of recommissioning the tertiary crusher, installing a third ball mill and de-bottlenecking the CCD circuit with thickener reconfiguration and a new tailings thickener. In the 3,000 tpd case, additional leaching capacity is also planned. AMC understands that engineering and costing is continuing and that a decision to expand, and to which of the two tonnage options, will be made in the third quarter of 2012.

Figure 17.1	Tayoltita Simplified Flowsheet

TAYOLTITA
SCHEMATIC FLOWSHEET
Precipitation
Clarification
GRINDING
TWO MILLS
Grinding Solution
Semiprgnant Solution
Pregnant Solution
Barren Solution
Barren Solution
ORE
TEN PRIMARY LEACH TANKS
TWO PRIMARY THICKENERS
THREE INTERMEDIATE THICKENER
CHEMICAL TREATMENT
FOUR PRIMARY LEACH TANKS
Solution from
Tailing Dam + Fresh Water
SEMIPREGNANT
SOLUTION
BELT
FILTER
Final
Tailings
TWO FINAL WASHING THICKENER

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18	PROJECT INFRASTRUCTURE

A number of these items have been addressed in Section 5, and will be summarized here.

18.1	Road Access

Access to the San Dimas area by road is from the city of Durango and takes approximately 10 hours. Travel for personnel from either Mazatlan or Durango to Tayoltita by air requires an approximate half hour flight. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

18.2	Local Infrastructure

The main infrastructure of the San Dimas District consists of: roads, townsite, airport, crushing and processing facilities of the Tayoltita mill, old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mines, which are divided into five mining areas. Tayoltita is the most important population centre in the region. Including mining personnel, the population is approximately 8,000 inhabitants. Population outside of this centre is sparse.

18.3	Power and Communications

Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Primero´s hydro electrical power provides about 75% of the total requirement of San Dimas Mine during nine months of the year. During the remaining three months of the year, corresponding to the dry season, the operations of San Dimas are mainly supplied by the FPCSS. Primero is considering increasing power generation of the Las Truchas facility from 50 GW to 150 GW.

18.4	Water Supply

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

18.5	Tailings Dams

18.5.1	Introduction

The very rugged mountainous terrain and steep walled canyons in the San Dimas District have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted.

At the time of Wheaton River’s acquisition in 2002, Luismin’s practice had been to discharge tailings from the cyanidation mills to multiple unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Although the design and operating practices complied with Mexican requirements and the relevant permits, the tailings containment sites did not meet international standards. They had not been subjected to comprehensive geotechnical investigations before construction, nor did normal safety factors in dam design apply, or had accepted seepage monitoring and control measures been implemented.

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In anticipation of environmental requirements in Mexico becoming more aligned with world standards and therefore to bring the facilities into compliance with international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since 2002, a number of improvements have been made; related to the stability of the dams and to the management of the tailings. Since 2011, the tailings containment sites are 100% operational and now comply with the international regulations.

Capital expenditures for environmental purposes since 2004 have been largely focussed on the tailings storage facilities. They have totalled approximately US$13.90 million at Tayoltita/Cupias and US$9.8 million at San Antonio. In 2005, US$1.3 million was spent on the San Antonio tailings, and US$2.2 million in 2006 and US$1.6 million in 2007. Investment in the Tayoltita tailings dam in 2005 was US$1.6 million, US$0.6 million in 2006, US$3.2 million in 2007, US$1.5 million in 2010 and U$ 3.2 million in 2011.

18.5.2	Tayoltita Tailings

Historically the Tayoltita operation had developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam was moved up the valley to the east of the mill. The operation used to rely on 10 pumping stations to elevate the thickened tailings to the containment site, and the tailings line and solution return line on cable supports to cross the river valley were previously without any provisions for spill containment in the event of a line failure.

On abandonment of the sites as they filled, the dried tailings were left to dehydrate and efforts to establish a natural vegetation cover were undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery respectively.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but it may be impacted with higher suspended solids in periods of heavy rainfall. Over the past few years significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

During 2007, stages II and III of the AMEC (a geotechnical consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank with the compaction of 621,800 cubic metres of borrowed material. The 10 relay tailings pumping stations were replaced with three positive displacement pumps (Geho diaphragm pumps) operating in parallel. Lately a new tailings pumping system was installed. The new single Putzmeister piston pump has the capacity to pump high density tailings (53% solids) over a distance of 1,847 metres and total elevation of 125 metres above the mill level. The Geho pumps are now used only as a back-up system to the new system. San Dimas is now in the process of adding a second Putzmeister pump as back-up system to eliminate the use of the Geho pumps by year-end. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are - suspended in a spill recovery trough with provision to divert any spills into a containment area.

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Construction of the initial phase of an earthen berm against the downstream side of the dam was completed to increase the safety factor of the containment structure. During the past year, the most important works were the construction of the third belt filter, comprising excavating the foundation, constructing the building, filter and auxiliary equipment installation and filter instrumentation. This filter has a capacity of 68 tph, adding to the combined capacity of the first two filters of 80 tph. With the new filter, San Dimas achieved 85% efficiency in the tailings filtering process. In the five months that the new filter was operating in 2011, Primero was able to recover an average of 43,000 tonnes of solution each month to be recycled into the leaching process. The third filter also provides redundancy in the event that any one of the filters is not operating. Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam.

On 3 January 2012, tailings containing 5 ppm cyanide was spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. Primero notified Mexican governmental authorities of the accident. As a result of this spill , Primero has taken a number of corrective actions including extending the spill recovery trough referred to above and a full containment of the tailings line is planned for later in 2012. A preliminary assessment has been conducted to confirm that there is no residual impact to Piaxtla River aquatic life. An external expert will conduct a further assessment during the second quarter of 2012.

18.5.3	San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after an environmental assessment, which demonstrated the validity of the plan, was submitted. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock filled berm began with about 60% completed, however, the rains and lack of an access road significantly affected progress.

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During 2008, the works were completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall). The present hydraulic dam design was confirmed during 2008 through a series of tests.

In the last three years, a monitoring phase on the downstream slope was carried out in order to determine the extent of settlement caused by the construction of the rock-fill for stability of the slope. The key question was whether it would be possible to place a concrete cover on top of it. The study was completed and the settlement in the last year found to be minimal, leading Primero to conclude that the concrete can be placed without being affected by these settlements.

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19	MARKET STUDIES AND CONTRACTS

19.1	Dore

Gold and silver doré in the form of bullion that was produced from the mines has been shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the Johnson Matthey refinery charge are understood by AMC to be US$0.20/oz of doré received plus US$1.00/oz of recoverable gold, which are within industry norms. Outturn of gold and silver takes 20 business days and 30 business days, respectively, following receipt of the dore at the refinery.

The Primero doré is a clean product with few impurities. There are numerous refineries around the world that are available to take the doré.

19.2	Silver Streaming Contract

On 15 October 2004, the previous owner of the San Dimas mine, entered into a silver purchase agreement to sell 100% of the payable silver produced for a period of 25 years to a subsidiary of Silver Wheaton Corp, Silver Wheaton (Caymans) Ltd (SW Caymans).

On 6 August 2010, upon Primero’s acquisition of the San Dimas mine, the silver purchase agreement was amended. Primero assumed the obligation to sell Silver Wheaton the first 3.5 million ounces of payable silver produced per year plus 50% of any excess at $4.04 per ounce (plus 1% inflation) until 5 August 2014. From 2015 until the end of the mine life Primero will sell Silver Wheaton the first 6 million ounces of payable silver produced per year plus 50% of any excess at $4.20 (plus 1% inflation) per ounce. Primero sells the remainder of the silver produced at spot market prices, currently considerably increasing revenues. The silver purchase agreement provides that a minimum of 215 million cumulative silver ounces must be delivered to SW Caymans by 15 October 2031. If there is a shortfall in the cumulative amount of silver delivered, Primero is required to pay to Silver Wheaton an amount determined by multiplying the amount of the shortfall by $0.50 per ounce. Goldcorp Inc. has provided a guarantee to Silver Wheaton in respect of the payment of any shortfall amount.

While silver sales under the silver purchase agreement realize approximately $4 per ounce, Primero’s income taxes were initially assessed based on all silver sales at spot market prices. In October 2011, Primero filed a formal application to the Mexican tax authorities for an advance tax ruling on a restructuring plan that, if successful, would result in Primero paying income taxes in Mexico based on revenue from actual realized prices rather than theoretical spot prices.

The silver purchase agreement also imposes a debt limit of $US50M on Primero; up until the third anniversary of the acquisition and satisfaction of certain financial covenants, Primero are prohibited from incurring financial indebtedness in excess of US$50M without the prior written consent of SW Caymans.

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Primero has utilized silver call options to limit the tax liability associated with its silver purchase agreement. In September 2011 Primero purchased call options on 1,489,400 ounces of silver at a strike price of US$49 on 30% of silver production expected to be sold under its silver purchase agreement over the period from 1 October 2011 to 30 September 2012. By covering 30% of expected sales under the silver purchase agreement, these call options were designed to offset the incremental income tax that would be payable by Primero if spot prices exceed the strike price.

AMC has reviewed the terms of the silver purchase agreement and is satisfied that the cash flow projections for the project adequately reflect them.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	General Issues

Primero’s operating practices are governed by the principles set out in its Health and Safety Policy and Code of Ethics. The Environmental, Health and Safety Committee of the Board, which was appointed in December 2010 and reports to the Board, provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources, health and safety performance, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Report and website.

Health and safety at San Dimas is administered by the Central Safety Committee, which is chaired by the general manager of the mine and its members include all superintendents of operations and services. The Central Safety Committee meets monthly to consider all aspects of industrial safety. Employees are recognized for their safety awareness each month as a way to encourage safe practices. The Central Safety Committee oversees a number of subcommittees, including the Documentary System Subcommittee, which defines (documents) standard work procedures for each job function; the Preventative Observations Subcommittee, which encourages the reporting of unsafe practices, so that they can be publicized and eliminated, and conducts ad hoc safety reviews, and the Subcommittee on Accident and Incident Investigation, which analyses each accident or incident (there were 13 in 2011), makes recommendations and monitors compliance with its recommendations. In 2011, Primero participated in the Self-management Program for Safety and Health at Work in conjunction with the Ministry of Labour and determined that its compliance with health and safety regulations at work was 93%. Primero also has monthly campaigns focused on a particular health or safety issue, for example defensive driving, safe handling of sodium cyanide and security in high altitude work. Primero’s rescue squad has a regular program of training and emergency response exercises. In 2011, the mine rescue squad placed first in a national competition of rescue squads organized by the Mining Chamber of Mexico. These health and safety programs are yielding results as the total accident frequency index declined in 2011 for the sixth consecutive year.

The only environmental issue of note has been the cyanide spill from a tailings line described in section 18.4. The Mexican federal attorney for environmental protection, PROFEPA, and the Mexican national water commission, CNA, visited the site in January 2012. Primero understands that both the PROFEPA and the CNA considered the spillage to be localized. On January 5, 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to Primero that they considered the incident as localized and under control. The letter specifies that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals

In March 2012, Primero was awarded the Empresa Socialmente Responsable (ESR) designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

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20.2	Tailings and Waste Disposal

Issues with respect to tailings disposal have been discussed in section 18.5.

With regard to waste disposal, a current activity is the Herradura project. This consists of constructing a new waste pad and diverting the Piaxtla River by cutting a channel across a tight loop in its course. This will avoid the storage of waste rock along the banks of the river. Engineering studies have already been completed by Knight Piesold of Denver and, subject to gaining the necessary permits, work will commence later in 2012.

20.3	Permitting

The main environmental permit is the Licencia Ambiental Unica (LAU) under which the mine operates its “industrial facilities” in accordance with the Mexican environmental protection laws – Ley General del Equilibrio Ecologico y la Proteccion al Ambiente (LGEEPA) and administered by SEMARNAT as the agency in charge of environment and natural resources.

Any expansion of the processing plant will require an amendment to this licence.

Other significant permits are this related to water, one for water supply rights, and another for water discharge rights. In both cases a quarterly payment for these rights applies and in the case of the water supply there is a biennial renewal payment; the next is due in 2013.

With respect to the Herradura waste pad project referred to in 20.2, both the environmental impact study (Manifesto de Impacto Ambiental – MIA) and the technical justification study (Estudio Tecnico Justifcative – EJT) have been presented to SEMARNAT. In addition, permits have been requested from the Commission National de Agua (CNA) regarding the Piaxtla River diversion.

20.4	Community Relations

Primero has an active and continuous corporate social responsibility (CSR) program focused on health and safety, positive community relations and protection of the environment.

In 2011, Primero carried out a study to determine the economic, social and cultural development of the communities in which it operates, with the aim to improve community development. Surveys were sent to 925 households (representing 95% coverage) to gather information about housing, demographic data, health data, family relationships and community involvement. Primero supports community education and provides a 75% tuition subsidy to all students who attend the school in Tayoltita. In 2011, 220 students were enrolled at the school. Other community initiatives in 2011 included rehabilitation of Tayoltita’s child care facilities; the provision of workshops on the prevention of addictions in community schools, and the creation of a bi-monthly magazine to serve as a communication channel between workers and the community to promote interest in the mining industry and stimulate sharing of ideas and experiences. In March 2012, Primero was awarded the prestigious “Socially Responsible Company” (ESR) designation by CEMEFI, the Mexican Center for Philanthropy, in recognition of its commitment to sustainable economic, social and environmental operations.

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Primero introduced a number of campaigns in 2011 to increase environmental awareness, including collecting and disposing of outdated household appliances (three tons of appliances were shipped to Durango for proper disposal); organizing schools, the municipality and its workforce to clear up the debris along the Piaxtla River (16 tons of garbage was removed). This was complemented by talks to encourage respect for the environment, and, in collaboration with the Ministry of Education and the Youth Integration Centre, holding talks on water care, energy and the environment. Primero carried out various aquatic life studies in the Piaxtla River to identify fish species and macro invertebrates and assess their habitats, and to test water quality at four monitoring stations, both upstream and downstream from the mine. Primero also carried out an atmospheric study in collaboration with a third-party environmental consulting company. Results of the study confirmed that particle emissions generated by various functions (for example, the plant, the crushing facility and the smelting furnace) were all below regulatory limits established by SEMARNAT (the Mexican environmental protection agency) and that air quality at San Dimas was at acceptable levels.

Primero plans to continue to promote and expand the CSR programs that it has already implemented in 2012. Building employee and community awareness of health and safety issues and protection of the environmental will remain a priority. The mine is extremely important to the economic and social fabric of the community.

20.5	Mine Closure

Primero records a decommissioning liability for the estimated reclamation and closure of the Property, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value.

The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

The decommissioning liability consists of reclamation and closure costs for the San Dimas Mine. The undiscounted cash flow amount of the obligation was $19.362 M at December 31, 2011 (2010 was $17.064 M) and the present value of the obligation was estimated at $9.373 M (2010 was $9.775 M), calculated using a discount rate of 7.75% and reflecting payments at the end of the mine life, which for the purpose of this calculation, management has assumed is in 17 years. The discount rate of 7.75% used by Primero in 2011 is higher than the discount rate used in 2010 of 5% (based on prevailing risk-free pre-tax rates in Mexico for periods of time which coincide with the period over which the decommissioning costs are discounted), which has resulted in a decrease in the decommissioning liability and associated asset in 2011 of $2.565 M.

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21	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

The 2012 capital expenditure budget for San Dimas is summarized in Table 21.1. Note that as mentioned in section 17, the Company is reviewing its expansion plans and associated mid to long term capital expenditure requirements based on the 2011 Mineral Resource and Mineral Reserve estimation.

AMC considers this capital budget to be reasonable.

Table 21.1	San Dimas 2012 Capital Expenditure Budget

Major Capital Projects stated in US$ M	Budget 2012 in US$M
Tailings management (Putzmeister pump)	1.800
Power supply (Las Truchas and power line)	1.070
Waste pad	0.400
Fire suppression system	0.850
Major Project sub-total	4.120
Sustaining	5.838
35,810 metres Delineation Drilling	3.581
29,880 metres Exploration Drilling	3.884
3,041 metres Exploration drifting	3.999
4,994 metres Infrastructure	8.552
Total	29.974

21.2	Operating Costs

Operating costs by main expense centers are summarized in Table 21.2. for 2012. These have been taken for the San Dimas budget document and are considered by AMC as being reasonable.

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Table 21.2	San Dimas Operating Cost Summary

Item	Budget 2012 in US$M
Labour and related	36.436
Fuel Costs	2.000
Power	1.702
Mine Maintenance Spare Parts	2.130
PBE Maintenace Parts	1.778
Electrical Maintenace Parts	0.815
Consumables	11.889
Insurance	2.065
Explosives	2.686
Equipment Leasing	0.766
Others	5.748
On Site Operating Cost	68.015
Refining cost	2.321
Total Operating cost	70.336

This is summarized from the 2012 Budget in unit cost terms by major cost centre in Table 21.3.

Table 21.3	Unit Budget Cost by Cost Centre

Cost Centre	US$/tonne processed
Mining	57.84
Processing	22.84
San Dimas Admin cost	14.58
Refining cost	3.25
Total cost	98.51

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22	ECONOMIC ANALYSIS

As San Dimas is a producing issuer, AMC has excluded information required under Item 22 as there is no material expansion of current production that has not been previously disclosed in a Technical Report.

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23	ADJACENT PROPERTIES

Primero has a large landholding which covers the entire vein field in the San Dimas district. There are no properties held adjacent to the Primero holding.

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24	OTHER RELEVANT DATA AND INFORMATION

24.1	Exploration Strategy for 2012

Primero continues to aggressively explore the Property and is carrying out a $12 million exploration program in 2012. This includes 3,000 metres of exploration drifting and approximately 65,000 metres of diamond drilling employing 14 rigs. This is split into 30,000 metres of exploration drilling and 35,000 metres of delineation drilling.

The current main production area is located in a prolific central corridor that runs south-west to north-east across the property. This central corridor historically contains vein systems that are noted for their high-grade nature, above average thickness and significant lateral extensions.

The 2012 exploration program is designed to aggressively drill the exploration potential located in this central corridor. Mineralization will be systematically targeted in close proximity to existing infrastructure. A primary objective is to explore the south-west lateral extensions of the currently producing Roberta and Robertita vein systems into the adjacent Sinaloa Graben.

The Sinaloa Graben is the next high-grade mineralized zone at San Dimas, and represents a considerable portion of the potential mid to long term production for the mine. This block contains more than 20 known veins of which only two have been mined with the remainder of the veins unexplored. A north-south tunnel currently extending 4.5 kilometres (planned to extend to 8.0 kilometres) through the centre of the Sinaloa Graben has been developed and provides direct underground access to the east-west mineralization projected within the high grade central corridor.

Figure 24.1	Cross Section Showing Exploration Targets

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Since acquiring the mine, Primero has discovered the Elia and Aranza high-grade veins in the southern end of the central corridor in the Sinaloa Graben. The Elia and Aranza veins are separated by 250 metres and run almost parallel to the central corridor of mineralization. Drifting results from Elia and Aranza continue to exceed expectations suggesting that the Sinaloa Graben contains higher than the average grade and width of mineralization than reserves and resources in the Central Block.

In 2012 Primero announced the discovery of the Victoria vein, located in the Sinaloa Graben, 1.0 kilometre north of the Elia vein. Several high-grade intercepts of the Victoria vein have been intersected, and these exhibit similar grades, widths and mineralization as the Robertita vein system in the adjacent Central Block.

The discovery of the Victoria vein is a promising result of Primero’s 2012 objective to validate the existence of the south-west lateral extensions of the Roberta and Robertita vein systems into the Sinaloa Graben. San Dimas is currently drilling the Victoria vein from former underground workings of the El Pilar vein with two rigs, and expects to extend the known ore-shoot along strike and at depth. Access to the Victoria vein area has improved recently as a result of underground development advancing west from the Central Block and north via the Sinaloa Graben tunnel. San Dimas is now able to drill the Victoria vein and the wider Sinaloa Graben from three strategic underground locations.

Primero’s goal in 2012 is to add to the estimated Mineral Reserves and Mineral Resources, net of depletion, and to convert mineralization from exploration potential to Inferred Mineral Resources through new discoveries.

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25	INTERPRETATION AND CONCLUSIONS

The Primero operation in San Dimas is mature and mining has being conducted in the area for a long time. However the current operation is focused on relatively new areas in the Central Block and Sinaloa Graben, and is a modern operation. Primero recognized certain deficiencies in the resource estimation as it affected the planning and meeting of targets, and requested AMC to assist on the resource estimation process. This work focused on 15 veins altogether and these form the basis for the near term mine plan. Of these two main producing veins, the Roberta and Robertita provide approximately 50% of the mill feed.

Primero and AMC selected a block modelling approach based on a 2D accumulation method and using kriging for interpolation. The resulting block models are more tightly constrained to the data and may better reflect the variability of the mineralization along strike and dip. To convert Mineral Resources to Mineral Reserves, mining dilution has then been added and mining recovery factors applied on an individual vein basis. The estimates made using this approach and a review of current operating experience have resulted in a much sounder basis for mine planning and target setting. There has been an overall reduction in the Mineral Resources and Mineral Reserves estimates at the San Dimas mine year on year but this is primarily due to a reassessment of the “Probable Reserves by Diamond Drilling”. These blocks have been reassigned and many remain as Inferred Mineral Resources or exploration potential.

The quality control and data verification review performed as part of the 2011 Mineral Resource and Reserve estimation at San Dimas noted certain deficiencies in the data. This included a complete laboratory audit which found a number of issues with the mine laboratory. Primero is currently addressing this issue. In the meantime all drill core and 10% of channel samples are being sent off site for preparation and assay.

AMC performed a review of the performance of the deposit as seen from reconciliation between reserve estimates and mill feed. However due to uncertainty in the quality of the data underpinning the resources, AMC has not classified any of the resource as a Measured Mineral Resource. Thus there are no Proven Mineral Reserves stated.

Although there has been no metallurgical testwork done on future ore sources, the ore sources will continue to be of the same low sulphidation epithermal style and plant operating performance is stable and consistent. AMC believes that the recovery projections of 97% Au and 94% Ag based on current performance for the budget and five year plan are reasonable.

AMC has reviewed the concepts and preliminary costing for the mill expansion to 2,500 tpd or 3,000 tpd; engineering and cost estimation is continuing and AMC understands that an expansion decision will be made in quarter three of 2012.

AMC notes that the San Antonio tailings storage facility remediation works are now essentially complete and that the current active Cupias facility has been upgraded to meet international standards and to provide storage for the current and future Tayoltita mill tailings.

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The mine is operating under the conditions of its Licencia Ambiental Unica (environmental permit) and this will require amendment for any mill expansion. An environmental impact study and a technical justification study have been submitted for La Herradura waste dump project which will minimise the environmental impact of future expanded waste dumps.

AMC notes that a strong community relations programme has been put in place and that Primero has recently been recognized as an ESR, which means being recognized a socially responsible company in Mexico.

Unit operating costs total $98.5 /t, including $57.8 /t mining and $22.8 /t processing, which AMC consider to be appropriate to the complexity of the mining of multiple veins and also the processing flowsheet.

There is significant exploration potential at San Dimas in addition to the stated Mineral Resources and Reserves. There is a plan in place to systematically explore the district which has been discussed in Section 24 for completeness.

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26	RECOMMENDATIONS

26.1	Geology and Modelling

Following the modelling of the 15 veins, AMC makes the following recommendations:

  Not all of the face sample data was available for each of the areas of development. The addition of this data would assist in any future resource estimation.

  Additional drilling is required to more accurately define the location and grade of the veins above and below the areas of development.

  Samples belonging to obvious splays off the main vein should not be included in the wireframing of the veins. The wireframing of the veins should ensure a consistent width away from the areas of development and sampling.

  The block modelling approach should be applied to Inferred Resources and new vein discoveries as data and knowledge is gained.

Bulk density measurements are now being taken on core. This activity should be reviewed and analyzed to give good underpinning data for the next estimate. This may also give direction as to gaps and future requirements. Currently broken core is not being measured and wax coating should be investigated to get a better handle on vein bulk density.

Core recovery is measured but not analysed, and as the vein intersections can have mixed recovery this should be carried out. AMC recommends a thorough review of core recovery values.

26.2	Laboratory

A number of recommendations were made in the Smee report in regard to management and upgrading or replacing the TAY Lab. It is AMC’s understanding that there are plans to implement these recommendations with a degree of urgency, and costings are currently being carried out.

It is recommended that both the TAY Lab. and the Primero Geology group adopt the use of certified standards for silver as well as for gold. Standard control plots for both metals must be produced for ongoing tracking, and monthly QA/QC reports compiled and analysed. Most importantly corrective action must be taken within a short time period when non compliance to control limits is identified.

26.3	Mining

The revised resource and reserve estimation methodology should be adapted, as appropriate, and fully incorporated into the mine planning process. Particular focus should be placed on scheduling of development and fill activities as they will be critical to achieving increased production targets.

Implementation of a dilution control program is recommended, with key aspects being mining width, geology control, and drill and blast practices.

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AMC advises that flexibility of decision making be maintained when determining use of jumbo or jackleg mining relative to a particular stoping situation (vein width, variability, position in cut sequence, ground conditions, etc.).

Numbers and types of equipment should be examined relative to operating location and changing production demands.

Investigation of supplementary mining methods such as longhole benching is recommended. Such an investigation, including scheduling and cost-benefit analysis, may cost of the order of $100,000.

AMC acknowledges that the level of operating costs is a reflection of several factors, including the number and widespread nature of the mining operations, but recommends that a critical examination of those costs be undertaken to identify potential opportunities for improvement.

26.4	Other

AMC recommends that testwork currently planned to confirm the grinding and leaching characteristics of the Sinaloa Graben block, be pursued as the main processing priority. Testwork should also be conducted on ore sources of elevated copper content such as Santa Lucia. This is a very minor component of short-term production, but still a significant contributor to long-term reserves.

The only environmental issue that AMC is aware of is a recent spill from the tailings line of low concentration cyanide levels. Preliminary assessments suggest the impact is localised. Immediate rectification measures to prevent a repetition have been implemented although AMC recommends that the design modifications towards a permanent solution continue to be vigorously pursued.

Most of the recommendations may be implemented as part of the operating budget, except for the laboratory upgrade and investigation of supplementary mining methods. These items have a cost estimate of around $1.1 M. In the case of the laboratory upgrade, it is not yet clear how this will be implemented, and the cost implications could be part operating cost, part capital.

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27	REFERENCES

Clarke, M. and Titley, S.R., 1988: Hydrothermal evolution in the formation of silver-gold veins in the Tayoltita Mines, San Dimas District, Mexico, Economic Geology, v. 83, p. 1830-1840.

Conrad, M.E., O’Neil, J.R. and Petersen, U., 1995: The relation between widespread 18O depletion patterns and precious metal mineralization in the Tayoltita Mine, Durango, Mexico, Economic Geology, v. 90, p. 322-342.

Conrad, M.E., Petersen, U. and O’Neil, J.R., 1992: Evolution of an Au-Ag – producing hydrothermal system: the Tayoltita Mine, Durango, Mexico, Economic Geology, v. 87(6), p. 1451-1474.

Enriquez, E. and Rivera, R., 2001: Geology of the Santa Rita Ag-Au deposit, San Dimas District, Durango Mexico. Society of Economic Geologists, SP8, p. 39-58.

Smee and Associates Consulting Ltd., 2012. Results of an Audit of the Primero Mining San Dimas Mine and SGS Laboratories and Quality Control Review on the Drilling and Mine Sampling Durango Province, Mexico. Prepared for Primero Mining Corp. 74 pp.

Smith D.M. Jr., Albinson, T. and Sawkins, F.J., 1982: Geologic and fluid inclusion studies of the Tayoltita silver-gold vein deposit, Durango, Mexico, Economic Geology, v. 77, p. 1120-1145.

Spring, V. and Watts, G., 2010: Technical report on the Tayoltita, Santa Rita and San Antonio Mines. Durango, Mexico. Prepared for Goldcorp Inc. and Mala Noche Resources Corp. 103 pp.

Spring, V. and Watts, G., 2011: Technical report on the Tayoltita, Santa Rita and San Antonio Mines. Durango, Mexico. Prepared for Silver Wheaton Corp. 107 pp.

Portugal Reyna L., 2010: Primero Compania Minera S.A. DE C.V., Recursos de Mineral, Diciembre del 2010, Tayoltita, Santa Rita, Block Central.

Portugal Reyna L., 2010: Primero Compania Minera S.A. DE C.V., Reservas de Mineral, Diciembre del 2010, Tayoltita, Santa Rita, Block Central, Graben Sinaloa..

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28	CERTIFICATES

AMC Mining Consultants (Canada) Limited
Suite 1330, 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

Telephone: +1 604 669 0044
Fax: +1 604 669 1120
Email:mshannon@amcconsultants.ca

1. I John Morton Shannon, P.Geo, do hereby certify that I am a Principal Geologist and Geology Manager for AMC Mining Consultants (Canada) Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2. I graduated with a BA Mod Nat. Sci. in Geology from Trinity College Dublin, Ireland in 1971.

3. I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Association of Professional Geoscientists of Ontario, and a member of the Canadian Institute of Mining, Metallurgy and Petroleum

4. I have practiced my profession continuously since 1971, and have been involved in mineral exploration and mine geology for a total of 40 years since my graduation from university. This has involved working in Ireland, Zambia, Canada, and Papua New Guinea. My experience is principally in base metals and gold.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of all of Sections 1 -12, part of 14, 18, and 23 - 26 of the Technical Report titled “San Dimas Property San Dimas District, Durango and Sinaola States, Mexico, Technical Report for Silver Wheaton Corp.”, dated 16 April 2012. I have visited the San Dimas Property on 19-20 March 2012.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 15 May 2012

Original signed and sealed by
John Morton Shannon, PGeo

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AMC Mining Consultants (Canada) Limited
Suite 300, 90 Adelaide Street West
Toronto, Ontario
Canada M5H 3V9

Telephone: +1 416 640 1212
Fax: +1 416 640 1290
Email:rwebster@amcconsultants.ca

1. I, Rodney Webster, M.AIG, do hereby certify that I am Principal Geologist and Geology Manager for AMC Mining Consultants (Canada) Limited, Suite 300, 90 Adelaide Street West, Toronto, Ontario, M5H 3V9, Canada.

2. I graduated with a BAppSC. in Geology from Royal Melbourne Institute of Technology University in 1980.

3. I am a member of the the Australasian Institute of Mining and Metallurgy, and of the Australian Institution of Geoscientists.

4. I have practiced my profession continuously since 1980, and have been involved in mineral exploration and mine geology for a total of 32 years since my graduation from university. This has involved working in Australia, United Kingdom and Canada. My experience is principally in base metals, precious metals, coal, mineral sands and uranium.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of part of Section 14. of the Technical Report titled “San Dimas Property San Dimas District, Durango and Sinaola States, Mexico, Technical Report for Silver Wheaton Corp”., dated 16 April 2012. I have visited the San Dimas Property on 3- 7 February 2012.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 15 May 2012

Original signed and sealed by
Rodney Webster M.AIG

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Herbert A Smith P. Eng
AMC Mining Consultants (Canada) Limited,
Suite 1330, 200 Granville Street,
Vancouver, British Columbia V6C 1S4,
Canada

Telephone: +1 604 669 0044
Fax: +1 604 669 1120
Email:bsmith@amcconsultants.ca

1. I, Herbert A. Smith, P.Eng., do hereby certify that I am a Principal Mining Engineer, and Mining Manager for AMC Mining Consultants (Canada) Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2. I graduated with a degree of B.Sc. in Mining Engineering in 1972 and a degree of M.Sc. in Rock Mechanics and Excavation Engineering in 1983, both from the University of Newcastle Upon Tyne, England.

3. I am a registered member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Professional Engineers Ontario, Professional Engineers and Geoscientists of British Columbia and the Canadian Institute of Mining, Metallurgy and Petroleum.

4. I have worked as a Mining Engineer for a total of 35 years since my B.Sc. graduation. For most of that period I have worked in underground hard rock mining in Canada in progressively senior engineering roles and have specialized in mine design and planning, mining economic and viability assessment and mining studies at all levels.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 15 and 16 of the Technical Report titled “San Dimas Property San Dimas District, Durango and Sinaola States, Mexico, Technical Report for Silver Wheaton Corp.”, dated 16 April 2012. I have not visited the San Dimas Property.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101. 9. I have read NI 43-101 and Form 43-101F1, and the parts of the technical report for which I am responsible have been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 15 May 2012

Original signed and sealed by
Herbert A. Smith, P.Eng.

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A Riles
AMC Mining Consultants (Canada) Limited
Suite 1330, 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

Telephone: +1 604 669 0044
Fax: +1 604 669 1120
Email:ariles@amcconsultants.ca and alanriles@gmail.com

1. I Alan Riles, M.AIG, do hereby certify that I am Principal Metallurgical Consultant of Riles Integrated Resource Management Ltd, of 8 Winbourne Street, Gorokan, NSW 2263, Australia.

2. I graduated with a BMet (Class 1) in Metallurgy from Sheffield University, UK in 1974.

3. I am a Member of the Australian Institute of Geoscientists.

4. I have worked as a metallurgist for a total of 38 years since my graduation from university.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 13, 17 part 18, 19 - 21, part 25 – 26 of the Technical Report titled “San Dimas Property San Dimas District, Durango and Sinaola States, Mexico, Technical Report for Silver Wheaton Corp.”, dated 16 April 2012. I have not visited the San Dimas Property.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As of the date of this certificate, to the best of my information, knowledge and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 15 May 2012

Original signed and sealed by
Alan Riles M.AIG

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